Exhibit 99.1

ITAÚ UNIBANCO HOLDING S.A. CNPJ 60.872.504/0001 -23 A Publicly-Listed Company NIRE 35300010230 ANNOUNCEMENT TO THE MARKET Itaú Unibanco Holding S.A. 2nd Quarter 2021 Result Itaú Unibanco Holding S.A. (“Company”) announces to its shareholders and the market at large that the Complete Financial Statements and the Management Discussion and Analysis for the 2nd quarter of 2021 ending June 30, 2021 are already available on the Investor Relations website (www.itau.com.br/investor-relations).    Additionally, we forward the information described below:    • Press Presentation on the quarterly result, scheduled for 08/03/2021 at 8:30 am (Brasília official time) (Attachment 01); • Presentation for public conference calls on the quarterly result, scheduled for Tuesday, 08/03/2021, in Portuguese at 09:00 am (EDT) and in English at 10:30 am (EDT) (Attachment 02); • Institutional Presentation of the 2nd quarter of 2021 (Attachment 03). The expectations and tendencies presented are based on information available up to the moment and involve risks, uncertainties, and assumptions that may be beyond our control.    These information’s strengthen our commitment to transparency in our disclosures to the many strategic audiences we have.    São Paulo - SP, August 03, 2021.    Renato Lulia Jacob     Group Head of Investor Relations and Market Intelligence

Attachment 01 (portuguese only)

Itaú Unibanco Holding S.A. teleconferência com a imprensa 2T21 Milton MaluhyFilho Alexsandro Broedel Renato Lulia Jacob Presidente ChiefFinancial Officer (CFO) Diretor de Relações com Investidores e Inteligência de Mercado São Paulo, 3 de agosto de 2021 destaques do trimestre variação 2T21 vs. 1T21 carteira de resultado crédito Brasil cartãode crédito crédito recorrente crédito consignado imobiliário PF gerencial R$ 699,0 bi 6,7% 5,5% 12,8% 4,6% R$ 6,5 bi 2,3% margem com NPL 90 receitas índice de clientes pessoas físicas de serviços e eficiência Brasil Brasil seguros R$ 16,8 bi 3,6% R$ 11,3 bi 42,2% ROE 3,9% 0,3 p.p. 2,7% 1,0 p.p. recorrente gerencial aquisição de 7,8 milhões 18,9% clientes digitais total de clientes em junho de 2021    + 4,7 milhões 0,4 p.p. no 2T21 + de 2,6 milhões de novos clientes no 2T21 + 27% vs1T21 90% não correntistas 2 Corporativo | Interno

iVarejo 2030

Nosso futuro **agora**.

nosso compromisso

mudar completamente a experiência do cliente, ressignificando a proposta de valor dos nossos negócios

100% implementado até 2022

75%

2021

$ parte relevante do valor será capturado no curto e médio prazos ambição

vendas digitais até 2025

4X+ vendas

50% share de receitas

conveniência	**reorganização do atendimento presencial** unificação das equipes (comercial + operacional) jornadas simplificadas remodelação da rede de agências
relacionamentos	**+23%** contas abertas 2T21 vs 2T19 **54%** abertas de forma digital **2X+** crédito para as novas contas
negócios	**phygital e omnichannel** **R$ 9 bi** volume[1] de negócios com conexões O2O **58%** das contratações de PF no 2T21 foram feitas nos canais digitais
especialização	**nova assessoria de investimentos** **+ de 100[2]** escritórios **+ de 1.500[2]** especialistas ion app dedicado

(1) contratações online-to-offline no 1S21 consideram crédito PF (crediário, consignado), investimentos PF (tesouraria, poupança, fundos, previdência), renegociação PF, cartões de Crédito PF, portabilidade de crédito PF, giro aval; (2) até 2022.

3

agenda de desenvolvimento sustentável

Queremos reforçar nosso papel como um dos principais agentes de transformação econômica e social no País.

contribuir com R$ 400 bilhões

para o desenvolvimento sustentável até 2025

por meio de iniciativas de negócio que promovam uma economia sustentável e cada vez mais verde e inclusiva


400
dez/25
jun/21
31%
ago/19
meta

R$ 122,6 bilhões já alocados

de agosto de 2019 a junho de 2021

R$108,3 bi

crédito[1] para setores de impacto positivo e produtos ESG do Varejo

- energia renovável
- saúde e educação
- obras de infraestrutura
- papel e celulose
- agronegócio
- crédito para mulheres
- financiamento de carros elétricos e híbridos
- painéis solares e microcrédito

+

R$ 14,3 bi

estruturação de operações com selo ESG

operações no mercado local e externo (green, sustainable and sustainability-linked bonds, etc.)

(1) Considera conceito de carteira de crédito expandida: avais, fianças e títulos e valores mobiliários.

Corporativo | Interno

4

carteira de crédito

em R$ bilhões

	jun/21	mar/21	Δ	jun/20	Δ
pessoas físicas	279,7	261,3	7,0%	228,8	22,2%
cartão de crédito	88,3	82,8	6,7%	72,9	21,2%
crédito pessoal	36,0	35,6	1,2%	37,3	-3,3%
crédito consignado	59,1	56,1	5,5%	50,4	17,3%
veículos	25,8	24,4	5,7%	19,5	32,3%
crédito imobiliário	70,5	62,4	12,8%	48,8	44,4%
micro, pequenas e médias empresas	132,6	128,3	3,4%	107,4	23,4%
total pf + micro, pequenas e médias empresas	412,3	389,6	5,8%	336,2	22,6%
grandes empresas	286,7	279,0	2,8%	259,2	10,6%
operações de crédito	179,5	185,6	-3,3%	175,4	2,4%
títulos privados	107,2	93,4	14,7%	83,9	27,8%
total Brasil	699,0	668,6	4,6%	595,5	17,4%
América Latina	210,0	237,8	-11,7%	215,9	-2,7%
total com garantias financeiras e títulos privados	909,1	906,4	0,3%	811,3	12,0%
Total (ex-variação cambial)	909,1	865,7	5,0%	799,0	13,8%

(1) Fonte Abecip junho 2021.

originação de créditos com garantia no 2T21

crédito imobiliário PF[1]

R$ 12,3 bi

14,7%
2T21 vs. 1T21

262,7%
2T21 vs. 2T20

NPS global
37 pontos
+7 em 2T21

NPS transacional
51 pontos
+16 em 2T21

financiamento de veículos PF e PJ

R$ 8,2 bi

24,2%
2T21 vs. 1T21

154,5%
2T21 vs. 2T20

NPS global
78 pontos
+10 em 2021

saldo médio da carteira de crédito pessoal

	jun/21 vs. mar/21	jun/21 vs. jun/20
crédito sob medida	- 6,9%	- 3,4%
cheque especial	+ 3,4%	- 19,2%
crediário	+ 15,6%	+ 1,2%

5

margem financeira com clientes margem financeira com clientes margem financeira com clientes ajustado ao risco margem média anualizada -consolidado margemmédia anualizada -Brasil 10,2% 8,4% 7,5% 9,0% 8,6% 8,6% 7,3% 7,3% 7,4% 8,5% 5,4% 5,3% 6,2% 6,2% 5,9% 4,5% 5,2% 5,4% 4,3% 4,4% 2T20 3T20 4T20 1T21 2T21 2T20 3T20 4T20 1T21 2T21 variação da margem financeira com clientes em R$ bilhões R$ 0,6 bi (+3,9%) 16,2 15,1 0,4 0,1 0,1 0,1 15,7 1,12 16,8 (1,07) (0,2) 1T21 capital de giro1 operações volume médio mix de maior spreads3 América Latina operações capital de giro1 2T21 próprio e outros sensíveis a produtos 2 quantidade de e outros4 sensíveis a próprio e outros 1T21 spreads 1T21 dias corridos spreads 2T21 2T21 (1) Inclui o capital alocado às áreas de negócio (exceto tesouraria), além do capital de giro da corporação; (2) Mudança na composição dos ativos com risco de crédito entre períodos no Brasil; (3) Inclui margem financeira de passivos; (4) Outros considera operações 6 estruturadas do atacado.

serviços e seguros ranking de investmentbanking ³ recorde no número em R$ bilhões D de operações no 1S21 2T21 1T21 2T20 D cartões de crédito e débito 3,1 2,9 6,0% 2,5 21,9% 1º lugar emissão 2,4 2,3 7,2% 2,0 22,5% renda variável adquirência 0,6 0,6 1,8% 0,5 19,7% R$ 15,4 bilhões conta corrente 1,8 1,8 -0,8% 1,8 -2,2% de volume emitido em 38 operações no 1S21 administração de recursos(1) 1,4 1,3 5,9% 1,3 9,1% assessoria econômico-financeira e corretagem 1,4 1,2 12,3% 0,8 77,9% 1º lugar operações de crédito e garantias prestadas 0,7 0,6 8,4% 0,5 32,2% fusões e aquisições serviços de recebimento 0,5 0,5 3,1% 0,4 15,9% R$ 145,4 bilhões outros 0,4 0,4 -0,8% 0,3 18,6% em volume transacionado em 23 operações no 1S21 América Latina (ex-Brasil) 0,8 0,8 -4,0% 0,7 9,0% receitas de serviços 10,0 9,6 4,4% 8,4 18,9% (2) 1º lugar resultado de seguros 1,3 1,5 -8,5% 1,5 -10,9% rendafixa local serviços e seguros 11,3 11,0 2,7% 9,9 14,4% R$13,7 bilhões em volume distribuído no 1S21 (1) Considera receitas de administração de fundos e de administração de consórcios; (2) Inclui as receitas de seguros, previdência e capitalização, após as despesas com sinistros e de comercialização; (3) Fonte: Dealogice ANBIMA, junho/2021 7 qualidade de crédito custo do crédito¹ índice de cobertura – NPL 90 dias (%) custo do crédito anualizado / carteira de crédito² -(%) 1013% 920% 952% 922% atacado 835% Brasil 519% 3,9% 470% 443% 3,0% 2,8% 341% 430% 1,9% 2,1% América Latina 281% 339% 320% 298% 283% 7,8 6,3 6,0 4,1 4,7 total varejo 253% 236% 230% 120% 212% 224% Brasil 2T20 3T20 4T20 1T21 2T21 jun/20 set/20 dez/20 mar/21 jun/21 NPL 15 -90 dias -% 3,9%³ NPL 90 dias -% 5,0% 4,3% 4,2% 3,0% 2,8% 3,9% 3,6% 2,4% 2,6% 2,4% 3,2% 2,0% 2,0% 2,7% 2,7% 1,9% 2,0% 2,5% 2,7% 2,6% 2,7% 2,5% 2,6% 1,9% 1,9% 1,8% 1,9%³ 2,2% 2,3% 2,0% 2,0% 2,3% 1,7% 1,8% 1,7% 2,3% 1,7% 1,7% 1,8% 1,6% 1,4% 1,4% 1,0% 1,5% 1,1% 1,4% 1,2% 1,3% 1,4% 0,9% 0,8% 0,7% 0,6% 0,5% 0,7% 0,5% 0,4% 0,4% 0,3% jun/20 set/20 dez/20 mar/21 jun/21 jun/20 set/20 dez/20 mar/21 jun/21 pessoas físicas Brasil total micro, pequenas e médias empresas América Latina grandes empresas (1) despesa de provisão para créditos de liquidação duvidosa + recuperação de créditos + impairment+ descontos concedidos; (2) saldo médio da carteira de crédito com avais, fianças e títulos privados considerando-se os dois últimos trimestres; 8 (3) excluindo operação de cliente específico o NPL 15-90 dias da América Latina seria 1,7% e o consolidado seria 1,9%

despesas não decorrentes de juros (DNDJ)

em R$ bilhões

	2T21	1T21	Δ	1S21	1S20	Δ
despesas de pessoal	(5,0)	(4,9)	1,6%	(9,9)	(9,2)	7,4%
despesas administrativas	(3,9)	(4,0)	-2,7%	(7,9)	(8,0)	-2,1%
outras despesas[1]	(1,7)	(1,5)	10,3%	(3,2)	(3,5)	-9,7%
total - Brasil	**(10,5)**	**(10,4)**	**1,2%**	**(21,0)**	**(20,8)**	**0,8%**
América Latina (ex-Brasil)[2]	(2,0)	(2,0)	-0,7%	(4,0)	(3,4)	19,9%
despesas não decorrentes de juros	**(12,6)**	**(12,4)**	**0,9%**	**(25,0)**	**(24,2)**	**3,5%**

IPCA 8,3%

Índice de eficiência



46,5%
46,3%
45,4%
44,5%
44,7%
44,7%
43,8%
42,7%
1S18
1S19
1S20
1S21
consolidado
Brasil

variação com destaque para investimentos

1S21 vs. 1S20



R$ 0,4 bi
(24,2)
3,4
(20,8)
(0,4)
(0,2)
(21,5)
0,8
(0,4)
(21,0)
(4,0)
(25,0)
1S20
América Latina
1S20 Brasil
investimento em tecnologia
investimento em negócios
Brasil com investimentos 1S21
programa eficiência
transacionais
1S21 Brasil
América Latina
1S21

(1) Considera despesas operacionais, despesas de provisão e outras despesas tributárias (Inclui IPTU, IPVA, IOF e outros. Não inclui PIS, COFINS e ISS); (2) Não considera a alocação gerencial de custos indiretos.

9

atingimos níveis de performance pré crise

em R$ bilhões, exceto quando indicado

	1S21	1S19
produto bancário crescimentos da carteira de crédito e da receita de serviços associados a recuperação da atividade econômica e um forte desempenho do mercado de capitais	60,7	57,7
despesas não decorrentes de juros redução de custos ajustada à inflação no Brasil de 12,4% no período	(25,0)	(24,8)
índice de eficiência eficiência como pilar estratégico permanente	44,5%	46,3%
resultado antes de impostos	22,3	21,0

...com potencial de crescimento

10

guidance 2021

	consolidado		Brasil[1]	
	anterior	revisado	anterior	revisado
carteira de crédito total[2]	crescimento entre 5,5% e 9,5%	crescimento entre 8,5% e 11,5%	crescimento entre 8,5% e 12,5%	crescimento entre 12,5% e 15,5%
margem financeira com clientes	crescimento entre 2,5% e 6,5%	mantido	crescimento entre 3,0% e 7,0%	mantido
margem financeira com o mercado	entre R$ 4,9 bi e R$ 6,4 bi	entre R$ 6,5 bi e R$ 8,0 bi	entre R$ 3,3 bi e R$ 4,8 bi	entre R$ 3,9 bi e R$ 5,4 bi
custo do crédito[3]	entre R$ 21,3 bi e R$ 24,3 bi	entre R$ 19,0 bi e R$ 22,0 bi	entre R$ 19,0 bi e R$ 22,0 bi	entre R$ 17,0 bi e R$ 20,0 bi
receita de prestação de serviços e resultado de seguros[4]	crescimento entre 2,5% e 6,5%	mantido	crescimento entre 2,5% e 6,5%	mantido
despesas não decorrentes de juros	variação entre -2,0% e 2,0%	mantido	variação entre -2,0% e 2,0%	mantido
alíquota efetiva de IR/CS	alíquota entre 34,5% e 36,5%	mantido	alíquota entre 34,0% e 36,0%	mantido

(1) Considera unidades externas ex-América Latina; (2) Inclui garantias financeiras prestadas e títulos privados; (3) Composto pelo resultado de créditos de liquidação duvidosa, impairment e descontos concedidos; (4) Receitas de prestação de serviços (+) resultado de operações de seguros, previdência e capitalização (-) despesas com sinistros (-) despesas de comercialização de seguros, previdência e capitalização.

11

Itaú Unibanco Holding S.A. teleconferência com a imprensa 2T21 Milton MaluhyFilho Alexsandro Broedel Renato Lulia Jacob Presidente ChiefFinancial Officer (CFO) Diretor de Relações com Investidores e Inteligência de Mercado São Paulo, 3 de agosto de 2021

Attachment 02

Itaú Unibanco Holding S.A.

2Q21 earnings review

Milton Maluhy Filho
Chief Executive Office (CEO)

Alexsandro Broedel
Chief Financial Officer (CFO)

Renato Lulia Jacob
Group Head of Investor Relations and Marketing Intelligence

São Paulo, August 3rd, 2021

quarter highlights 2Q21 vs. 1Q21 change recurring credit managerial portfolio Brazil credit payroll mortgage for card loans individuals results R$699.0 Bn 6.7% 5.5% 12.8% 4.6% R$6.5 Bn 2.3% margin with 90 daysNPL commissions efficiency clients individuals and insurance ratio Brazil Brazil recurring R$16.8 Bn 3.6% R$11.3 Bn 42.2% 3.9% 0.3 p.p. 2.7% 1.0 p.p. managerial ROE digital acquisition clients 7.8 million 18.9% total clients in June2021    0.4 p.p. + 4.7 milion + than2.6 million in 2Q21 new clients in 2Q21 + 27% vs1Q21 90% non-accountholders 2 Corporativo | Interno

iVarejo 2030

Our future **now**.

our commitment

to completely change customers' experience, redefining the value proposition of our business

100% implemented by 2022

75%

2021

$

relevant part of value will be captured in the short and medium term ambition

digital sales by 2025

4X+
sales

50%
revenues share

convenience

revamp of in-person services
- combination of commercial and operational teams
- simplified journeys
- branch network remodeling

relationships

+23% accounts opened 2Q21 vs 2Q19

54% open digitally

2X + credit for new accounts

businesses

phygital and omnichannel

R$ 9 bn volume[1] of business from O2O connections

58% of the sale of new products to individuals were made through digital channels in 2Q21 specialization

new investment advisory

>100[2] offices

>1,500[2] specialists

ion dedicated app

(1) O2O - online-to-offline, these transactions in the 1H21 include credit for individuals (personal, and payroll loans), individual investments (treasury, savings, pension plan), individuals renegotiation, credit cards for individuals, individuals credit portability; (2) until 2022.

3

payrollloan we won the bidding process expansion to cater payroll services for the employees of the state of Minas Gerais portfolio In R$ billion 5.5% ~ R$8 bn vs. Mar-21 618 payroll loans R$4.8 bn 59.1 17.3% thousand balance per month 56.1 vs. Jun-20 employees payment is the monthly to 50.4 3.8 4.6 20% concentrated in 7.2 Belo Horizonte, besides employees and 3.5 6.9 suppliers 6.6 6.3 thousand suppliers 40.2 45.4 47.4 public possibility of opening private a 100% digital account opening or INSS through new dedicated locations (pensioners) Jun-20 Mar-21 Jun-21 4 | Interno

small and medium and the transformation continues companies beyond banking to ecosystem meet all customer of partnerships needs SME operation has this happened due to a doubled in size in deep transformation the last four years of the operation credit portfolio with a sustainable and first deliverable customer-centric model that tool to support business R$ billion raised the level of satisfaction management (ERP system) in partnership with + 28 points* + 2x 133 NPS > 65 in small and 60 market medium sized leaders in companies 2025 ambition Brazil *between Aug-18 (start of the +50% clients Jun-21 2019 2020 NPS measure) and Dec-2020 Jun-17 2018 +70% earnings 5 | Interno

sustainable development agenda

We are committed to further strength our role as one of the main agents of economic and social transformation in Brazil.

our goal is to allocate R$ 400 billion

to sustainable development by 2025

through business initiatives that promote a sustainable and increasingly green and inclusive economy



400
Dec-25
Jun-21
Aug-19
31%
target

R$122.6 billion already deployed

from August 2019 to June 2021

R$108.3 Bn

credit[1] for positive impact sectors and ESG products for the retail industry

- renewable energy
- health and education
- Infrastructure
- pulp and paper
- agribusiness
- credit for women
- financing for electric and hybrid cars
- microcredit

+

R$14.3 Bn

structuring of capital market operations with ESG label

operations in local and foreign market (green, sustainable and sustainability-linked bonds, etc.)

(1) Total credit portfolio including financial guarantees provided and corporate securities.

6

secured loans creditportfolio origination in 2Q21 mortgage for auto loans for In R$ billions individuals ¹ individuals and jun-21 mar-21 D jun-20 D companies individuals 279.7 261.3 7.0% 228.8 22.2% R$12.3 bn R$8.2 bn credit card loans 88.3 82.8 6.7% 72.9 21.2% 14.7% 24.2% personal loans 36.0 35.6 1.2% 37.3 -3.3% 2Q21 vs. 1Q21 2Q21 vs. 1Q21 payroll loans 59.1 56.1 5.5% 50.4 17.3% 262.7% 154.5% auto loans 25.8 24.4 5.7% 19.5 32.3% 2Q21 vs. 2Q20 2Q21 vs. 2Q20 mortgage 70.5 62.4 12.8% 48.8 44.4% global NPS very small, small and middle market loans 132.6 128.3 3.4% 107.4 23.4% 37 points Global NPS +7 in 2Q21 78 points individuals + SMEs loans 412.3 389.6 5.8% 336.2 22.6% +10 in 2021 transactional NPS corporate loans 286.7 279.0 2.8% 259.2 10.6% 51points credit operations 179.5 185.6 -3.3% 175.4 2.4% +16 in 2Q21 corporate securities 107.2 93.4 14.7% 83.9 27.8% personalloans total Brazil 699.0 668.6 4.6% 595.5 17.4% averagebalance Jun/21 Jun/21 Latin America 210.0 237.8 -11.7% 215.9 -2.7% vs. Mar/21 vs. Jun/20 total with financial guarantees and corporate securities 909.1 906.4 0.3% 811.3 12.0% personalizedcredit - 6.9%—3.4% total (ex-foreign exchange rate variation) 909.1 865.7 5.0% 799.0 13.8% overdraft + 3.4%—19.2% unsecuredloans + 15.6% + 1.2% (1) Source: Abecip, June-21. 7 financial marginwithclients financial marginwithclients risk-adjusted financial margin with clients annualizedaverage margin-consolidated annualizedaverage margin-Brazil 10.2% 8.4% 9.0% 8.6% 7.5% 7.3% 7.3% 7.4% 8.5% 8.6% 5.4% 5.3% 6.2% 6.2% 5.9% 4.3% 4.4% 4.5% 5.2% 5.4% 2Q20 3Q20 4Q20 1Q21 2Q21 2Q20 3Q20 4Q20 1Q21 2Q21 change in the financial margin with clients In R$ billions R$0.6 Bn(+3.9%) 16.2 15.1 0.4 0.1 0.1 0.1 15.7 1.12 16.8 (1.07) (0.2) 1Q21 1Q21 1Q21 average volume product mix2 higher volume of spreads3 Latin America 2Q21 2Q21 2Q21 working capital1 spread-sensitive calendar days and others 4 spread-sensitive working capital1 and others operations operations and others (1) Includes capital allocated to business areas (except treasury), in addition to the corporation’s working capital, (2) Change in the composition of assets with credit risk between periods in Brazil, (3) includes liabilities’ financial margin; (4) Othe rsconsiders structured wholesale operations. 8 financial margin with the market



in R$ billion
1-year moving average
Brazil[1]
Latin America[2]
1.3
1.4
1.4
1.3
1.2
1.2
1.3
1.7
1.8
1.6
1.5
1.3
0.8
1.3
1.4
1.6
2.5
2.0
1.1
1.0
0.7
0.4
0.7
1.1
1.1
1.5
1.5
0.5
0.4
0.6
0.4
0.6
0.3
0.5
1.0
0.5
2Q19
3Q19
4Q19
1Q20
2Q20
3Q20
4Q20
1Q21
2Q21

(1) Includes units abroad ex-Latin America; (2) Excludes Brasil.

9

the most complete credit 35.6 30.6 card shelf on the market million million     creditcards cards debit one card for each 1.3 mi vs. Jun-20 7.8% vs. Jun-20 2.7% type of client in credit June cards issued 2021 +2x vs Mar-21 options according to the benefit 51% transactionvolume in R$ billion digital of sales channels made on vs. 1Q21 8.2% in June 2021 44.9% no supermarket miles and shopping and telephony car and annuity travel electronics fuel vs. 2Q20 debit 69 points credit here are some of our cards global NPS 135.6 146.8 + 4 points in 2021 37.1 101.3 35.5 60% 25.5 Iti Click Samsung Credicard Azul 100.1 109.7 market of expenses in share 75.8 digital wallets Magalu Personnalitté Latam Hipercard Pãode 2Q20 1Q21 2Q21 Black Açúcar 10

commissionsandinsurance investment banking ranking³ In R$ billions record number of operations in the 1H21 2Q21 1Q21 D 2Q20 D credit and debit cards 3.1 2.9 6.0% 2.5 21.9% 1st place card issuance 2.4 2.3 7.2% 2.0 22.5% ECM acquiring 0.6 0.6 1.8% 0.5 19.7% R$15.4 billion current account services 1.8 1.8 -0.8% 1.8 -2.2% of 38 operations volume issued in 1H21 in asset management¹ 1.4 1.3 5.9% 1.3 9.1% advisory services and brokerage 1.4 1.2 12.3% 0.8 77.9% 1st place credit operations and guarantees provided 0.7 0.6 8.4% 0.5 32.2% M&A collection services 0.5 0.5 3.1% 0.4 15.9% R$145.4 billion other 0.4 0.4 -0.8% 0.3 18.6% 23 in volume traded operations in 1H21 in Latin America (ex-Brazil) 0.8 0.8 -4.0% 0.7 9.0% commissions and fees 10.0 9.6 4.4% 8.4 18.9% 1st place result from insurance operations² 1.3 1.5 -8.5% 1.5 -10.9% local fixed income commissions, fees and result from insurance 11.3 11.0 2.7% 9.9 14.4% R$13.7 billion in in volume 1H21 distributed (1) Includes fund management fees and “consórcio” management fees, (2) Result from insurance includes the revenues from insurance, pension plan and premium bonds operations net of retained claims and selling expenses, (3) Source: Dealogicand ANBIMA, June 2021. 11 creditquality costofcredit¹ coverageratio–NPL 90 dias (%) ratio between the annualized cost of credit and the loan portfolio² -(%) 1013% 920% 952% 922% wholesale 835% Brazil 519% 470% 443% 430% Latin America 341% 339% 320% 281% 298% 283% 7.8 6.3 6.0 4.1 4.7 total retail 253% 236% 230% 1,2 212% 224% Brazil 2Q20 3Q20 4Q20 1Q21 2Q21 Jun-20 Sep-20 Dec-20 Mar-21 Jun-21 15 -90 daysNPL -% 3.9% ³ 90 daysNPL -% 5.0% 4.3% 4.2% 3.0% 2.8% 3.9% 3.6% 2.4% 2.6% 2.4% 3.2% 2.0% 2.0% 2.7% 2.7% 1.9% 2.0% 2.5% 2.7% 2.6% 2.7% 2.5% 2.6% 1.9% 1.9% 1.8% 1.9% ³ 2.2% 2.3% 2.0% 2.0% 2.3% 1.7% 1.8% 1.7% 2.3% 1.7% 1.7% 1.8% 1.6% 1.4% 1.4% 1.0% 1.4% 1.5% 1.4% 1.1% 1.2% 1.3% 0.9% 0.8% 0.7% 0.5% 0.7% 0.6% 0.5% 0.4% 0.4% 0.3% Jun-20 Sep-20 Dec-20 Mar-21 Jun-21 Jun-20 Sep-20 Dec-20 Mar-21 Jun-21 individuals Brazil total very small, small and middle market companies LatinAmerica corporate (1) Provision for Loan Losses + Recovery of Loans + Impairment + Discounts Granted, (2) Average loan portfolio balance with financial guarantees provided and corporate securities considers the last two quarters; 12 (3) excluding specific operation, the NPL 15-90 days in Latin America would be 1.7% and 1.9% in the consolidated.

non-interest expenses efficiency ratio In R$ billions 46.5% 46.3% 45.4% 2Q21 1Q21 D 1H21 1H20 D 44.5% personnel (5.0) (4.9) 1.6% (9.9) (9.2) 7.4% 44.7% 44.7% administrative (3.9) (4.0) -2.7% (7.9) (8.0) -2.1% 43.8% inflation 42.7% other(1) (1.7) (1.5) 10.3% (3.2) (3.5) -9.7% (IPCA) 1H18 1H19 1H20 1H21 total—Brazil (10.5) (10.4) 1.2% (21.0) (20.8) 0.8% 8.3% Latin America (ex-Brazil) (2) (2.0) (2.0) -0.7% (4.0) (3.4) 19.9% (12.6) (12.4) 0.9% (25.0) consolidated Brazil non-interest expenses (24.2) 3.5% change, highlighting investments 1H21 vs. 1H20 R$0.4 Bn (24.2) 3.4 (0.2) (21.5) 0.8 (4.0) (25.0) (20.8) (0.4) (0.4) (21.0) 1H20 Latin 1H20 investment in investment in Brazil with efficiency transactional 1H21 Latin 1H21 America Brazil technology business investments program Brazil America 1H21 13 (1) Includes operating expenses, provision expenses and other tax expenses (Includes IPTU, IPVA, IOF and others. Does not include PIS, Cofins and ISS), (2) Does not consider overhead allocation.

technology modernization

13 thousand
technology employees in Jun/21
+ 83% in the last 2 years

generation of value through systems modernization

+ agility for changes

6,700
highest historical average of changes per month in 1H21

+151%
changes volume 1H21 vs 1H20

benefits of modernization

- **flexible and adaptable platform** designed to evolve
- **componentized architecture** based on microservices
- **use of reusable solutions** bringing more competitiveness
- **greater frequency of deliveries** improving time to market
- **analytics by design and observability** tools to better monitor customer experience and improve the business platform ambition

modernize and migrate 50% of more than 3,800 services to the cloud by the end of 2022 pix

our pix solution is cloud-native and on a modern platform

20% of all volume transferred in Brazil

99.8% average availability

15% average monthly growth in transaction volume

other examples

iti Itaú | ion Itaú

Samsung | Credicard On

14

capital 13.0% + 0.0% + 0.4% + 0.2% -0.1% 13.5% 1.7% 1.6% 11.3% 11.9% Mar -21 XP inc. net income in prudential additional Jun-21 tierI capital partialspin-off thequarter adjustments¹ tierI TierI capital common equity Tier I (CET I) additional tierI (AT1) (1) mainly taxcredits. 15 we have reached pre-crisis performance levels In R$ billion, except when indicated 1H21 1H19 operatingrevenues credit portfolio and fees growth associated with the recovery of economic activity 60.7 57.7 and a strong performance of capital markets non-interest expenses (25.0) (24.8) effective cost reduction of 12.4%in Brazil in the period efficiency ratio efficiency as a permanent strategic pillar 44.5% 46.3% income before taxes 22.3 21.0 ...with growth potential 16 guidance 2021

	consolidated		Brazil[1]	
	previous	reviewed	previous	reviewed
total credit portfolio[2]	growing between 5.5% to 9.5%	growing between 8.5% to 11.5%	growing between 8.5% to 12.5%	growing between 12.5% to 15.5%
financial margin with clients	growing between 2.5% to 6.5%	maintained	growing between 3.0% to 7.0%	maintained
financial margin with the market	range from R$4.9 bn to R$6.4 bn	range from R$6.5 bn to R$8.0 bn	range from R$3.3 bn to R$4.8 bn	range from R$3.9 bn to R$5.4 bn
cost of credit[3]	range from R$21.3 bn to R$24.3 bn	range from R$19.0 bn to R$22.0 bn	range from R$19.0 bn to R$22.0 bn	range from R$17.0 bn to R$20.0 bn
commissions and fees and results from insurance operations[4]	growing between 2.5% to 6.5%	maintained	growing between 2.5% to 6.5%	maintained
non-interest expenses	range from -2.0% to 2.0%	maintained	range from -2.0% to 2.0%	maintained
effective tax rate	range from 34.5% to 36.5%	maintained	range from 34.0% to 36.0%	maintained

(1) Includes units abroad ex-Latin America; (2) Includes financial guarantees provided and corporate securities; (3) Composed of result from loan losses, impairment and discounts granted; (4) commissions and fees (+) income from insurance, pension plan and premium bonds operations (-) expenses for claims (-) insurance, pension plan and premium bonds selling expenses.

17

additional information

results

In R$ billions	1Q21	4Q20	Δ	1Q20	Δ	1H21	1H20	Δ
operating revenues	**30.6**	**30.0**	**2.0%**	**28.0**	**9.3%**	**60.7**	**57.2**	**6.0%**
managerial financial margin	18.8	18.6	0.8%	17.8	5.7%	37.4	35.6	5.2%
financial margin with clients	16.8	16.2	3.9%	16.5	2.0%	33.0	33.5	-1.6%
financial margin with the market	2.0	2.5	-19.1%	1.3	52.3%	4.5	2.1	115.3%
commissions and fees	10.0	9.6	4.4%	8.4	18.9%	19.6	17.9	9.2%
revenues from insurance	1.8	1.8	0.9%	1.8	0.4%	3.7	3.7	-1.4%
cost of credit	**(4.7)**	**(4.1)**	**14.1%**	**(7.8)**	**-39.6%**	**(8.8)**	**(17.9)**	**-50.7%**
provision from loan losses	(4.8)	(4.4)	9.0%	(7.6)	-36.1%	(9.3)	(18.0)	-48.4%
impairment	(0.0)	0.0	-116.8%	(0.2)	-95.9%	0.0	(0.3)	-114.0%
discounts granted	(0.6)	(0.4)	42.4%	(0.8)	-22.4%	(1.0)	(1.0)	-2.4%
recovery of loans written off as losses	0.7	0.7	6.9%	0.7	-0.8%	1.4	1.4	1.0%
retained claims	**(0.5)**	**(0.4)**	**39.6%**	**(0.3)**	**54.9%**	**(0.9)**	**(0.7)**	**31.2%**
other operating expenses	**(14.4)**	**(14.2)**	**1.5%**	**(13.8)**	**5.0%**	**(28.7)**	**(27.5)**	**4.3%**
non-interest expenses	(12.6)	(12.4)	0.9%	(12.1)	3.7%	(25.0)	(24.2)	3.5%
tax expenses and other	(1.9)	(1.8)	5.7%	(1.6)	14.8%	(3.7)	(3.3)	9.9%
income before tax and minority interests	**11.0**	**11.3**	**-3.0%**	**6.2**	**78.2%**	**22.3**	**11.2**	**99.2%**
income tax and social contribution	**(4.0)**	**(4.4)**	**-9.4%**	**(1.9)**	**109.0%**	**(8.4)**	**(2.9)**	**190.7%**
minority interests in subsidiaries	**(0.5)**	**(0.5)**	**-13.7%**	**(0.1)**	**670.3%**	**(1.0)**	**(0.2)**	**379.2%**
recurring managerial result	**6.5**	**6.4**	**2.3%**	**4.2**	**55.6%**	**12.9**	**8.1**	**59.4%**

19

business model

The allocation of principal capital (Common Equity Tier 1) in the bank's business is made at 12%, according to our risk appetite.

Em R$ bilhões	1st Half 2021					1st Half 2020					1H21 vs. 1H20				
	Total	Credit	Trading	Insurance & services	Excess capital	Total	Credit	Trading	Insurance & services	Excess capital	Total	Credit	Trading	Insurance & services	Excess capital
Operating revenues	60.7	32.4	1.4	26.8	0.1	57.2	31.9	0.6	24.7	0.1	3.4	0.5	0.8	2.1	(0.0)
Managerial financial margin	37.4	26.1	1.4	9.8	0.1	35.6	26.2	0.6	8.7	0.1	1.8	(0.1)	0.8	1.1	(0.0)
Commissions and fees	19.6	6.2	0.0	13.3	-	17.9	5.6	0.0	12.3	-	1.6	0.6	0.0	1.1	-
Revenues from insurance [1]	3.7	-	-	3.7	-	3.7	-	-	3.7	-	(0.1)	-	-	(0.1)	-
Cost of credit	(8.8)	(8.8)	-	-	-	(17.9)	(17.9)	-	-	-	9.1	9.1	-	-	-
Retained claims	(0.9)	-	-	(0.9)	-	(0.7)	-	-	(0.7)	-	(0.2)	-	-	(0.2)	-
Non-interested expenses and other[2]	(29.7)	(14.7)	(0.4)	(14.6)	0.0	(27.7)	(13.8)	(0.2)	(13.8)	0.0	(2.0)	(1.0)	(0.2)	(0.8)	(0.0)
Recurring managerial result	12.9	5.3	0.6	7.0	0.0	8.1	1.0	0.2	7.0	(0.0)	4.8	4.3	0.4	0.0	0.1
Average regulatory capital	138.3	81.7	2.4	49.2	5.0	126.8	75.9	1.4	50.6	(1.1)	11.5	5.9	1.0	(1.4)	6.0
Value creation	4.4	0.3	0.4	3.9	(0.3)	0.4	(3.5)	0.2	3.6	0.0	4.0	3.8	0.2	0.3	(0.3)
Recurring managerial ROE	18.8%	12.9%	49.8%	28.5%	1.3%	13.1%	2.5%	27.3%	27.6%	4.7%	5.7 p.p.	10.4 p.p.	22.5 p.p.	0.9 p.p.	-3.4 p.p.

(1) Revenues from Insurance includes the Revenues from Insurance, Pension Plan and Premium Bonds Operations before Retained Claims and Selling Expenses. (2) Include Tax Expenses (ISS, PIS, COFINS and other), Insurance Selling Expenses and Minority Interests in Subsidiaries

20

business monitoring

	individuals mortgage	auto loans individuals and companies	agribusiness segment
credit granted in 2Q21	R$12.3 Bn ^ 14.7% 2Q21 vs. 1Q21 ^ 262.7% 2Q21 vs. 2Q20	R$8.2 Bn ^ 24.2% 2Q21 vs. 1Q21 ^ 154.5% 2Q21 vs. 2Q20	R$14.3 Bn ^ 40.1% 2Q21 vs. 1Q21 ^ 39.0% 2Q21 vs. 2Q20
balance in Jun-21	R$70.5 Bn ^ 12.8% Jun-21 vs. Mar-21 ^ 44.4% Jun-21 vs. Jun-20	R$41.0 Bn ^ 9.2% Jun-21 vs. Mar-21 ^ 38.8% Jun-21 vs. Jun-20	R$ 49.1 bi ^ 5.4% Jun-21 vs. Mar-21 ^ 24.0% Jun-21 vs. Jun-20
:D global NPS	37 points +7 points in 2Q21	78 points +10 points in 2021	75 points +4 points in 2021

iti
Itaú

2021 target
15 million clients



7.8 MM
in Jun-21
> 2.6 MM
in 2Q21

21

Itaú

Itaú Unibanco Holding S.A.

2Q21 earnings review

Milton Maluhy Filho
Chief Executive Office (CEO)

Alexsandro Broedel
Chief Financial Officer (CFO)

Renato Lulia Jacob
Group Head of Investor Relations and Marketing Intelligence

São Paulo, August 3rd, 2021

Attachment 03

Itaú Unibanco Holding S.A. 2Q21 Institutional Presentation

Itaú

2Q21

This presentation contains forward-looking statements regarding Itaú Unibanco Holding, its subsidiaries and affiliates - anticipated synergies, growth plans, projected results and future strategies. Although these forward-looking statements reflect management's good faith beliefs, they involve known and unknown risks and uncertainties that may cause the Company's actual results or outcomes to be materially different from those anticipated and discussed herein. These statements are not guarantees of future performance. These risks and uncertainties include, but are not limited to our ability to realize the amount of the projected synergies and the timetable projected, as well as economic, competitive, governmental and technological factors affecting Itaú Unibanco Holding's operations, markets, products and prices, and other factors detailed in Itaú Unibanco Holding's filings with the Securities and Exchange Commission which readers are urged to read carefully in assessing the forward-looking statements contained herein. Itaú Unibanco Holding undertakes in duty to update any of the projections contained herein. This presentation contains managerial numbers that may be different from those presented in our financial statements. The calculation methodology for those managerial numbers is presented in Itaú Unibanco Holding's quarterly earnings report. To obtain further information on factors that may give rise to results different from those forecast by Itaú Unibanco Holding, please consult the reports filed with the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários - CVM) and with the U.S. Securities and Exchange Commission (SEC), including Itaú Unibanco Holding's most recent Annual Report on Form 20F.

Agenda Corporate 04 profile 11 Strategic Our agenda businesses 17 44 Corporate governance Capital and 53 risk management 66 Financial highlights Additional 77 information

Corporate profile

About Corporate profile us? Universal bank | 97 years of history | largest bank in Latin America¹ Recurring Recurring Managerial Market Value³ Total assets³ Credit portfolio³ 4 4 Tier I Capital³ Managerial ROE Result US$58.6 bn R$2,065.7 bn R$909.1 bn 13.5% 18.9% R$6.5 bn We are present in 18 countries Brazil’s most valuable ² brand RestoftheWorld R$37.4 billion Germany 1 Approximately Bahamas 1 3 Cayman 1 2 3 471 k Spain 1 LatinAmerica United States 1 2 3 direct shareholders France 1 Argentina 4.3 k Portugal 1 Brazil United Kingdom branches and PABs 1 2 Chile Switzerland 3 98 k Reino Unido Colombia employees Suíça Mexico 1 45 k Panama Paraguay ATMs Peru 1 Key Uruguay Multiple Bank Other operations 1 Corporate & Investment Banking 2 Asset Management 3 Private Banking (1) Largest bank in market value; (2) 2020 Interbrand Ranking ; (3) June2021 (4) In 2Q21. 5

Corporate What profile do we do? Full offering of products and services | diversified client base | solid brand A complete Credit Services Insurance The Retail Bank physical and digital $ Personal Current Life includes retail clients, high-income clients bank Cards Cards and acquiring Homeowners insurance and very small and small businesses, in $ Working capital Consórcio Auto addition to products and services for non- $ Mortgage Brokerage Dental account holders. $ Micro credit Pension plans Card protection The Wholesale Bank is $ Vehicles $ Premium Bonds Travel responsible for high net worth clients (private $ Rural Payment means Healthcare banking), the units in Latin $ America, banking for Payroll loans $ Capital markets Smartphone protection middle market and large companies and Open platform Imports/Exports Investments Guarantee insurance corporations through Itaú Investment and insurance Other products Other products Other products BBA, the unit responsible products sold on open for corporate clients and platforms. for its role as an investment Main brands and commercial partners bank. 6

Corporate profile

How have we evolved?

Adaptable culture | innovation | transparency in business

We have witnessed important changes around the world...

- 1929 – NY Stock Exchange crisis
- 1945 – World War II ends
- 1983 – First overseas branch of Itaú
- 1985 – First version of Windows appears
- 1990 – First Internet providers
- 2006 – Itaú on the NY Stock Exchange (ITUB LISTED NYSE)
- 2016 – UK decides to leave the European Union (Brexit)
- 2020 – World Health Organization declares coronavirus pandemic

First steps
Casa Moreira Salles opens in 1924, and Banco Central de Crédito in 1943.

Paths to growth
Marked by mergers, acquisitions and business alliances that enabled the growth and consolidation of both institutions.

A historic merger
In 2008, Itaú and Unibanco united to create Brazil's largest private bank.

Focus on Latin America
Our international presence has evolved year after year. Today, Itaú is present in 18 countries.

A bank with a purpose
We believe that people have the power to transform the world, and that the bank can promote this transformation.

... and in Brazil

- 1930 – First in-branch calculators
- 1950 – First check with client's name
- 1960 – First debit and credit cards
- 1980 – Banking automation begins
- 1984 – First ATMs
- 2002 – Mobile Banking in Brazil
- 2014 – Fintechs start to gain strength
- 2020 – Central Bank launches PIX

7

Corporate Positive profile Impact Commitments Our sustainability strategy is translated into 10 positive impact commitments, classified into four categories: Business Accountability Financial Inclusion and Financing positive Responsible Transparency in citizenship entrepreneurship impact sectors investment communication To take care of people’s To support entrepreneurship To finance sectors of the To offer products and services To reinforce the transparency financial health to enhance social economy that encourage social for a more sustainable of our business beyond the development and environmental development economy financial results Corporate behavior Country development Inclusive management Ethics in relations Responsible Amazon Private social (employees) and business management To preserve and promote the investment To promote a diverse, inclusive To maintain a sound and To work with more eco- positive impact in the region To reaffirm our pact with and healthy work environment ethical financial ecosystem efficiency and good practices Brazilian society in our value chain 8

Corporate profile

Highlights of the positive impact agenda

Itaú

Find out some of our **ESG** initiatives and how they are **integrated** into our **business**

Business

R$400 billion for sustainable development up to 2025
Credit to positive impact sectors that promote a sustainable and increasingly green and inclusive economy. Have already been deployed R$122.6 billion (31%)

New carbon offset platform
To foster trading and transparency in the Voluntary Carbon Market (VCM)

Green Entrepreneur Plan (Itaú BBA)
Special financing conditions to the sustainable construction market, with savings of at least 20% in water and energy consumption

US$500 million raised in sustainable debt bonds (SDBs)
First issuance of Tier 2 capital by a bank to finance green and social projects in Latin America

US$400 million raised
To extend credit to small and middle-market companies, focused on economically vulnerable regions and women-led companies

Sustainable investment at Itaú Asset Management
99.84% ESG coverage for all eligible assets

Accountability

Integrated Annual Report
Evolution of reports under SASB and TCFD guidelines

Corporate behavior

WEPs (Women's Empowerment Principles) Brazil Award 2021
Silver Category - Companies Empowering Women

Inclusive recruiting processes
A good example is our trainee program that we have adopted the "blind résumé" in favor of equal opportunities: The reviewers do not know the race, gender, and name of the applicant. In addition, we do not apply filters to select candidates from specific universities

Ranked first in 25 Top Companies 2021 LinkedIn
We reached the top for the third consecutive time

3rd edition of LGBT+ Pride Call (Itaú and More Diversity)
We encourage initiatives developed to support and foster the visibility, safety and respect to LGBT+ people, by supporting entrepreneurship, employability and income generation projects

Country development

Amazon Plan in partnership with Bradesco and Santander
Encouraging sustainable chains, land regularization, fighting deforestation in the meat production chain, fostering bioeconomy

***Todos pela Saúde* (All for Health)**
Over R$1 billion already allocated to four different initiatives: informing, protecting, preparing and caring

9

Corporate People profile 98 thousand LGBT+ In our employees’ view³ Employees (Scores 9-10) Advocates 84% in Brazil and overseas â†’We are committed to the “Business and LGBT+ Rights Forum” and the “UN 80 Neutrals 13% Gender equality¹ Standards of Conduct for Business” . (Scores 7-8) e-NPS Knockers (Cores 0-6) 3% â†’Succession committees including at least one woman being evaluated and another woman carrying out the â†’We are part of the OUTStand Financial evaluation. Market Pride Group (created to discuss inclusion and promote the appreciation of â†’Mother and pregnant well-being policy LGBT + professionals in the sector). Full payment of variable remuneration Men Women 42.5% 57.5% By hierarchical level¹ By age bracket¹ Men Women People with disabilities (PwD) Officers 86% 14% Managers 49% 51% 6.0% 5.2 k people representation¹ Back office, sales, > 50 years 47.1 k people and front office 41% 59% 53.5% 30-50 years PwD² employees Afro-Brazilians 55% 45% 40.5% 35.7 k people 4.6% Trainees up to 30 years 23.4% Interns 51% 49% Apprentices 33% 67% (1) Data base: December 2020, considersonlyBrazilian employees (83,919). (2) In calculating the number of people with disabilities we consider only employees hired under the Brazilian Labor Code (CLT).(3) In May-21 10

Strategic agenda

Cultural Strategic Agenda transformation Cultural transformation to build a more efficient, simpler and agile bank for our clients Client Centricity Digital Transformation We want to be thetransforming our culture so that the client is atbenchmark in satisfaction, transformation, Technology is the great leveraging enabler our commercial of this the center of everything. potential. Our actions and efforts areclients’ satisfaction, a key metric for the entiredesigned for our andWe investsolutions tirelessly for our clients. to find the best services organization. Efficiency Growth Key to be competitive in pricing and agile in Expand the base and intensify the relationship process customer automatization service. This ranges from to new ways ofinternal with our clients, in addition to offer solutions that go beyond traditional banking needs interacting with customers. aiming to maximize the customer experience. 12

Strategic Agenda
Client Centricity
Itaú

Serving our clients where, when and how they want to be served

Omnichannel
Access to the same type of service regardless of channel

Phygital
Freedom to choose the type of relationship: we are a digital bank with the advantage of in-person service

Client experience

Service channels

- + 4,000 physical points of service
- Applications have been well evaluated by our over 26 million digital clients
- WhatsApp, email, telephone, chat, click to human

Products and Services

- Most complete shelf of the Brazilian financial sector
- Using data for providing the best offer
- Innovation

iVarejo 2030
Our future now.

Our commitment

To completely change customers' experience, redefining the value proposition of our business

Ambition

Digital sales by 2025

4X+ sales

50% revenues share

Satisfied clients create more value

Global NPS


+ 12 points
+ 17 points
+ 27 points
2021 vs 2018 (Mar/21 vs Aug/18)
2021 vs 2018
2023 vs 2018

We want to emulate the world's best companies in client satisfaction

13

Strategic Agenda
Digital Transformation

Itaú

Technology enabling our clients to have the best service

Focus on quickly solving clients' issues +

- cloud
- artificial intelligence and machine learning
- big data e analytics
- agile management
- communities

> Applying technologies to solve problems with speeds and using data to develop products for a **better experience for our customers**

We work with multidisciplinary teams under the communities model that include members from the business, technology, operations, UX departments, among others.

In 2022 → **100%** of eligible employees

Generation of value through systems modernization

Ambition

Modernize and migrate 50% of more than 3,800 services to the cloud by the end of 2022

Benefits of modernization

- **Flexible and adaptable platform** designed to evolve
- **Componentized architecture** based on microservices
- **Use of reusable solutions** bringing more competitiveness
- **Greater frequency of deliveries** improving time to market
- **Analytics by design and observability** tools to better monitor customer experience and improve the business platform

14

Efficiency Strategic Agenda Developing and implementing structural efficiency gains initiatives Strengtheningculture Ongoing Ongoing challenging activities and processes to seek technology efficiency gains investments 2021e vs2018 + 2x 18 fronts of unique work goal action methodology progressively solution biweekly meetings with detailed planning and reducing the development the attendance indicators to individually investments of the bank’s senior monitor each initiative bank’s core costs leadership in the coming three years -28% 1,300 planned infrastructure initiatives + de 600 costs initiatives under reviewing, streamlining and optimizing processes, implementation automating activities, using data and analytics 15

Growth StrategicAgenda Sustainable growth based Relationship Investment on long-term client Platform Platform relationships a free account for clients demanding a window display of product from products and services in a simplified way suitable which each product investor to its profile. may find the most Consolidated investment visualization. Client Base Strenght ofClient Marketplace Solutions Relationship Platform Platform a rewards program with benefits in solutions going beyond our Offering products, services, and cashback clients’ banking needs Solutions 16

Our business

Our business

Who are our clients?

Through our Retail and Wholesale Banking segments we offer a wide range of products and services tailored to each client profile.

Client profile

by segment in Brazil

Individuals

Private Bank
>R$5 million in total investment

Personnalité
>R$15 thousand or >R$250 thousand in total investments

Uniclass
>R$4 thousand up to R$15 thousand

Retail
up to R$4 thousand

Companies

Ultra
> R$4 billion

Large
> R$500 million up to R$4 billion

Middle
> R$30 million up to R$500 million

Very Small and Small Companies
up to R$30 million



RETAIL

WHOLESALE

*The values mentioned above for individuals refer to monthly income and the values for companies refer to annual revenue.

18

Retail Ourbusiness Banking Serving a clientbase ofover Branches and CSBs Main 50 million clients 2Q21 Results Ourdistributionnetwork¹ Recurring R$2.4 billion 3,874 BRANCHES AND CSBs² IN BRAZIL Managerial Result 3% 8% 7% 67% 15 % Northeast Southeast South Brick and Mortar Branches North Midwest and CSBs² Consolidated 37.2 % profitsharing Branches Digital (Brazil) Returnon allocatedcapital 21.0% 161 (Jun-21 vs Jun-20) 4,487 195 4,326 51.9 % Efficiency ratio 197 MORE THAN 44,000 ATMsin Brazil 4,292 RetailBanking +18 points 4,129 NPS Jun-21 vs. Aug-18 Jun-20 Jun-21 (1 As ) of June 2021. Does not include branches and CSBs in Latin America and Itaú BBA. (2) Client Service Branches. 19

Our business

Retail Banking

The use of our digital channels significantly increased over the last years. Our digital branches are an important channel to serve those clientes who almost do not use brick and mortar branches

Use of digital channels[1]

Total current account holders (in million people)



11.9
13.5
15.1
Individuals
1.2
1.2
1.3
Companies
Jun-19
Jun-20
Jun-21

On-line account opening

1H21 vs. 1H20

^ 21% accounts opened by the app

Convenience

Revamp of in-person services

- combination of commercial and operational teams
- simplified journeys
- branch network remodeling

Relationships

- **+ 23%** accounts opened 2Q21 vs 2Q19
- **54%** open digitally
- **2X +** credit for new accounts

Businesses

Phygital and omnichannel

- **R$ 9 bn** Volume[2] of business from O2O connections
- **58%** of the sale of new products to individuals were made through digital channels in 2Q21

% of transactions **through digital channels**

	2Q21	2Q20
Credit	33%	25%
Investments	53%	46%
Payments	86%	85%

(1) Considers account holders (individuals and companies) and digital credit card holders. (2) O2O - online-to-offline, these transactions in the 1H21 include credit for individuals (personal, and payroll loans), individual investments (treasury, savings, pension plan), individuals renegotiation, credit cards for individuals, individuals credit portability.

20

Our business

Wholesale Banking

Only in Brazil, we serve approximately **24 thousand corporate and institutional groups**

Our sales channels reach institutional clients in 18 countries.

Itaú Private Bank | Itaú BBA | Itaú Asset Management | Itaú Securities | Itaú Corretora

- Corporate
- Institutional Clients
- Private Banking

Cayman	Chile
Bahamas	UK
USA	Portugal
Mexico	Spain
Panama	Germany
Uruguay	France
Colombia	Switzerland
Peru	
Paraguay	
Argentina	

Main products and services

Credit solutions
National and foreign currency

Service solutions
- R$13.7 bn fixed income distribution in 2021
- R$9.2 bn equities transactions in Latin America
- R$7.6 bn total volume of Merger and Acquisition
- R$10.9 bn financing of infrastructure projects

Solutions in WMS[1]
- R$1,463 bn under local custody
- R$170 bn under international custody
- R$780 bn[2] under asset management

(1) Data base June-21
(2) Source: ANBIMA (Brazilian Financial and Capital Markets Association) – June 2021. Considers Itaú Unibanco and Intrag.

Main 2Q21 Results

Recurring Managerial Result	R$2.5 billion
Consolidated profit sharing	38.6%
Return on allocated capital	17.6 %
Efficiency ratio	43.7 %
Wholesale Banking NPS	+11 points Jun-21 vs. Ago-18

2021 Main initiatives for Southern Cone

- Organic growth, focused on new businesses and new commercial partnerships
- Digital Transformation and Client Centricity
- Search for greater efficiency through standardization of initiatives and synergy between countries.
- Analysis of new business opportunities with technology as the main pillar.

21

Our business

Personal Loans and Payroll Loans

Personal loans

Money in the account
The money is immediately credited, including on the weekends.

Purpose
Borrowers can use the loan proceeds for all kinds of purposes.

Payroll loans

Reduced rates
Interest rates are lower than for other types of loans.

Easier repayment
Fixed installments are deducted directly from the payroll of the borrower.

Payment conditions
First installment in up to 90 days.

Evolution of personal loans portfolio
(In R$ billion)


70.2
69.8
72.7
74.9
81.0
83.1
86.8
89.5
94.3
44.8
44.4
45.4
46.7
49.1
49.4
50.4
55.3
59.1
25.4
25.3
27.3
28.2
31.9
33.7
36.4
34.2
35.2
Jun-17
Dec-17
Jun-18
Dec-18
Jun-19
Dec-19
Jun-20
Dec-20
Jun-21

Payroll loans

63% The payroll loans portfolio accounts for 63% of total operations in **personal loans.**

Other personal loans

The portfolio of other personal loans accounts for 37% of total operations in **personal loans.** **37%**

Composition of the payroll loans portfolio
(In R$ billion)


44.8
44.4
45.4
46.7
49.1
49.4
50.4
55.3
59.1
4.3
4.7
4.9
5.1
5.8
6.5
6.6
6.8
7.2
8.2
7.0
5.9
5.1
4.5
3.9
3.5
3.6
4.6
32.2
32.8
34.6
36.5
38.8
39.0
40.2
44.9
47.4
Jun-17
Dec-17
Jun-18
Dec-18
Jun-19
Dec-19
Jun-20
Dec-20
Jun-21
Public Social Security System (INSS)
Public Sector
Private Sector

Origination channels of payroll loans
(In %)


44.8
44.4
45.4
46.7
49.1
49.4
50.4
55.3
59.1
61%
60%
59%
59%
58%
56%
56%
55%
52%
39%
40%
41%
41%
42%
44%
44%
45%
48%
Jun-17
Dec-17
Jun-18
Dec-18
Jun-19
Dec-19
Jun-20
Dec-20
Jun-21
Branches
Itaú Consignado S.A.

22

Our business

Mortgage Loans

Client focused

Quick and efficient process with credit analysis in up to one hour for operations of up to R$1.5 million.

possibility of **digitally** contracting.

specialized consultants providing support throughout the process.

Mortgage loans portfolio

(In R$ billion)


47.8
48.1
47.6
48.3
49.2
50.3
53.8
60.2
75.0
20.0%
17.4%
14.9%
13.0%
10.7%
8.6%
9.2%
7.5%
6.0%
80.0%
82.6%
85.1%
87.0%
89.3%
91.4%
90.8%
92.5%
94.0%
Jun-17
Dec-17
Jun-18
Dec-18
Jun-19
Dec-19
Jun-20
Dec-20
Jun-21
Individuals
Companies
+39.4 %
vs Jun-20
+52.2 %
vs Jun-19

Products and sales channels

(In %)


30%
Real Estate Brokers
25%
Regular banches and Uniclass
29%
Branches: high income clients
13%
Partnerships
2%

Environmental and social assessment on mortgage loans

Technical analysis for construction financing


Building site visit gathering of information
Enterprise and region data
• Indication of contamination search (LIC)
• Enterprise Environmental and Social Form;
• Building site photos;
• Document analysis;
• Consultation of the Contaminated Areas Register; and
• Consultation of Google Maps.
No Environmental License?
Contamination Indicatives?
Environmental and Social Department + Environmental and Social Legal Department + Compliance
• Technical analysis of evidence;
• Analysis of site contamination documentation; and
• Preparation of contractual clauses and conditions for release of funds.
Risks mitigated
Operation approved

23

Our Mortgage business Loans¹ $ Loan to Value (In %) 62.1% 63.1% 64.6% Vintage (quarterly average) 57.3% 58.4% 59.7% 56.0% 54.5% 54.7% -7.1 p.p vsJun-20 40.9% 40.2% 39.9% 38.7% 38.7% 38.6% 38.3% 44.5% 35.7% Mortgage Loan Portfolio + 6.2 p.p. Jun-17 Dec-17 Jun-18 Dec-18 Jun-19 Dec-19 Jun-20 Dec-20 Jun-21 vsJun-20 Vintage (quarterly average) Mortgage Loan Portfolio Average Ticket and Average Origination Term² ,³ Average valueofthe Property 554 537 523 538 546 548 535 490 500 - 10.7 % vsJun-20 322 323 324 325 320 328 Average loan maturity 311 318 322 +0.9 % vsJun-20 305 294 302 315 328 314 313 342 338 Financing + 8.0 Average % Ticket Jun-17 Dec-17 Jun-18 Dec-18 Jun-19 Dec-19 Jun-20 Dec-20 Jun-21 vsJun-20 Value ofthe Property (R$k) Average loan maturity (in months) Financing Average Ticket (R$k) (1) Includes only Individuals. (2) Average loan maturity for new contracts; (3) Value determined using monthly credit origination average ticket and quarterly average LTV. Production source: ABECIP. 24

Our business $ Vehicles Loan portfolio by client profile Contracting (In R$ billion) Contracts—thousand + 38.8%ï,§ 17.5 thousand sales points; 31 41.0ï,§ Saleoflightand heavy vehicles: 19 35.7 11 28.1 29.5 15.2 23.2 12.3 • 80%of contracts aremadeinstoresand dealers; 16.4 16.7 17.8 20.2 9.1 10.1 4.3 6.0 25.8 2.3 2.6 3.2 23.3 April May June 17.2 19.0 19.5 • 89%to individuals; 14.1 14.1 14.7 15.9 R$42.5 thousand Jun-17 Dec-17 Jun-18 Dec-18 Jun-19 Dec-19 Jun-20 Dec-20 Jun-21ï,§ 31%made in Digital Channels; Average Ticket (individual) Individuals Companiesï,§ 79%of financing aremadeupto48 months. 57% Loan-to-value(individual) Credit origination by client profile¹ 90-day NPL Ratio ( Individuals – Vehicles) (In R$ billion) (Base 100) + 154.5% 100 7.6 8.2 6.0 3.4 4.5 4.8 2.8 54 2.3 3.2 3.6 2.5 3.2 49 1.6 1.9 43 45 0.5 0.8 1.0 1.1 35 38 38 4.8 4.8 31 2.5 2.6 2.9 3.0 3.5 1.8 2.1 2Q17 4Q17 2Q18 4Q18 2Q19 4Q19 2Q20 4Q20 2Q21 Individuals Companies 2012 2015 2016 2017 2018 2019 2020 1Q21 2Q21 (1) Includes Finame in Companies 25

Our business
Vehicles

Main products and services

E-commerce solution (1)
Integrated payment and financial services solution for car e-commerce.

iCarros (2)
Vehicle Marketplace with technological solutions, that brings buyers and sellers together.

Credline 2.0 (3)
New proposal origination platform, with simple and renewed digital experience.

Floor Plan (4)
Credit lines for partner dealers.

Lead Manager (5)
Car dealer platform which allows lead management in a single place.

Knowledge Garage (6)
Distance learning platform aimed at training professionals in the sector



Insurances (7)
Protection to the car and tranquility in financing.

ConectCar (8)
Payment of tolls and parking without queuing.

Eletronic signature (9)
Digital and simple experience for the customer and the dealer.

Digital Contracting (10)
Integrated to iCarros and other digital environments, like dealers' websites and others e-commerces.

Digital Assistant (11)
Online credit analysis and approval platform, without additional cost for the dealer.

Facial Recognition (12)
Simple and safe contracting process.

iCarros Portal

- 20.3M access/month
- 86% mobile

Evolution of financing proposals on the iCarros platform:
(Base 100)


100
111
147
138
2Q18
2Q19
2Q20
2Q21

Main commercial partnerships


Itaú
LAND-ROVER
JAGUAR
FIAT
SUZUKI
MITSUBISHI MOTORS

26

Our business
Credit Card
Itaú

the most complete credit card shelf on the market

one card for each type of client

options according to the benefit

no annuity · supermarket · miles and travel · shopping and electronics · telephony · car and fuel here are some of our cards

Iti · Click · Samsung · Credicard · Azul
Magalu · Personnalitté Black · Latam · Hipercard · Pão de Açúcar

1.3 m
credit cards issued in June 2021
+2x vs Mar/21

51%
of sales made on digital channels in June 2021

69 points
global NPS
+ 4 points in 2021

60%
market share of expenses in digital wallets

Samsung pay · Apple Pay · G Pay

35.6 million credit cards
^ 7.8% vs. Jun/20

30.6 million debit cards
^ 2.7% vs. Jun/20

Commercial partnerships

Main partnerships with retailers and traders.

magazineluiza · Grupo BIG · Grupo Pão de Açúcar · marisa · LATAM PASS · Azul · viavarejo · NETSHOES · Ipiranga · SAMSUNG

Virtual Card

Added security for online purchases.
Virtual cards generated (2Q20 = Base 100)

2Q21	194
2Q20	100

1.9x

27

Our business
Credit Card

Itaú

21.4%[1]
of total sales are carried out using digital channels

45.4%[2] in 1Q21
+ 5.2 pp vs 1Q20
of household consumption are card expenses

Transaction Volume (R$ million)


Total
Debit
Credit
101,335
25,509
75,826
2Q20
135,615
35,513
100,102
1Q21
146,787
37,056
109,731
2Q21

2Q21

R$146.8 billions
+ 8.2% (vs. 1Q21)
+ 44.9% (vs. 2Q20)

Credit
+ 9.6% (vs. 1Q21)
+ 44.7% (vs. 2Q20)

Debit
+ 4.3% (vs. 1Q21)
+ 45.3% (vs. 2Q20)

Composition of credit balance


SFN[3] whithout Itaú
75.5%
8.4%
16.1%
Itaú
85.4%
8.4%
6.3%
Transactor
Installment with Interest
Revolving Credit + Overdue Loans

29.8%
Market Share
We are leaders in the Brazilian credit card Market
Data base: Mar-21

+6 points
Customer satisfaction
Global NPS - Business
Jun-21 vs. Aug-18

(1) Considers only credit cards issued to current account holders of Branches, Uniclass e Personnalité. (2) Considers credit, debit cards and pre-paid. (3) Brazilian Financial System.
Note: Data base refers to Jun-21 except household comsuption and market share.

28

Acquiring Ourbusiness services Transaction Volume (R$ million) Our brand 2Q21 146,461 Total 131,663 R$146.5 billions 56,486 Debit +11.2% (vs. 1Q21) 102,521 50,117 + 42.9% (vs. 2Q20) More than 40,429 37 card brands credit Credit +10.3% (vs. 1Q21) accepted by Rede 81,546 89,975 + 44.9% (vs. 2Q20) 62,092 machines debit +12.7% (vs. 1Q21) 2Q20 1Q21 2Q21 + 39.7% (vs. 2Q20) Acquiring service revenues (R$ million) 762 thousand 964 932 908 Clients +39 737 728 points 642 621 633 528 1.3 mn Customer satisfaction POS Global NPS—Business 2Q19 3Q19 4Q19 1Q20 2Q20 3Q20 4Q20 1Q21 2Q21 number Jun-21 vs. Aug-18 Note: Data base referstoJun-21. 29 iti Ourbusiness iti Itaú + than 100% digital bank 7.8 MM freeand differentiated account clients in junho2021 account opening in up to 4 minutes payment account + than + than digital cash withdrawal on ATMs 2.6 MM 115% PIX (instant transfer) new clients of growth in credit cards payments in 2Q21 sales in 2Q21 cell phone credit recharge debit card target credit card 90% 15 MM of new clients in 2Q21 clients until without an active the end of 2021 technology stack: state-of-the-art account with Itaú 30

Our business

Insurance

We offer a wide range of insurance products related to life, personal accidents, vehicles and property, credit and travel. Our insurance core activities, which include our 30% equity stake in Porto Seguro, consist of mass-market insurance products related to life and property, and credit.

Ranking[1,2]

	jan-may/21	jan-may/20	Model
Total Insurance[3]	4th	4th	
Recurring Insurance Activities[4]	4th	4th	
Life & Personal Accidents	2nd	2nd	*Bancassurance*
Credit Insurance	7th	6th	*Bancassurance*
Pension Plan	3rd	3rd	*Bancassurance*
Premium Bonds	6th	5th	*Bancassurance*
Porto Seguro	2nd	3rd	
Vehicles[5]	Leader: Porto Seguro	Leader: Porto Seguro	*Broker*
Home Insurance[5]	Leader: Porto Seguro	Leader: Porto Seguro	*Broker*
Other Insurance Activities[6]	5th	5th	
Large Risks[7]	we do not offer this product.		
Health Insurance	we do not offer this product.		

Combined Ratio – Recurring Activities Insurance


47.4%
53.2%
58.1%
54.4%
63.8%
52.4%
59.4%
63.9%
59.9%
70.8%
2Q20
3Q20
4Q20
1Q21
2Q21
Combined Ratio
Extended Combined Ratio

Potential growth in the sector[8]

Chile: 4.5
USA: 11.5

Revenue from insurance operations/GDP (%)


2.9
3.0
3.2
3.3
3.4
3.7
3.8
3.8
3.6
3.8
3.7
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020

(1) Source SUSEP, date: May-21, includes our 30% equity stake in Porto Seguro. Doesn´t consider Health insurance. VGBL is considered in Pension Plans;; (2) Insurance = Earned Premiums; Pension Plans = Provision for Benefits to be Granted and Premium Bonds =net revenues (3) Recurring insurance activities and other activities; (4) Recurring insurance activities include: Personal Insurance (Life, Personal Accidents, Unemployment, Funeral Allowance, Serious Diseases, Random Events, Credit Life), Housing, Homeowners, Multiple Peril and Travel; (5) Considers only Porto Seguro numbers; (6) Other activities include: Extended Warranty, Large Risks, DPVAT and IRB; (7) The sale of this portfolio was concluded on October 31, 2014. (8) Sector growth potential figures for Chile and USA refer to 2019.

31

Our business

Insurance | Open Platform

Benefits

Multi-channel distribution
Focused on commissions and fees

Specialized sales force

Easy **access** and **convenience** to clients

Excellence in post-sales

Sales Force

Internal
- Insurance consultants
- Insurance Shop
- Manager
- Cashier
- Internet Banking/Mobile
- ATM

External
- Call Center
- Retail Partnerships
- Vehicle Dealers
- Digital Partnerships

Insurance store


seguros

Multi-channel Broker

Itaú Seguros
+

Multi-channel Broker Platform

Retention Post-Sales Analytics
Marketing Client service Satisfaction

Relationship with clients

Products Offered

- Auto and Fleet Insurance
- Life (Individual and Group)
- Health (Group)
- Whole Life
- Credit Life
- Dental (Individuals and Group)
- Card Protection
- Premium Bonds
- Homeowners
- Travel
- Cellphone Insurance
- Mortgage
- Professional Liability
- Corporate lines
- Guarantee Insurance
- Crop Insurance
- Prepaid health card
- Auto, Moto, Home, Glass and Pet Assistance

32

Pension Ourbusiness plan Open platform Reasons toinvest: Concept 1,3,6,9: Howmuchdoes theclienthaveto savetoenjoya peaceful retirement? 1 5 Financial Retirement return Years of salary accumulated Age Funds carefully selected 2 Future expenses Enable easy 6 1 35 always keeping theclientin changing of 3 Children plan 3 45 mind education 7 Succession 6 55 4 planning Tax planning 9 65 Technical Provisions R$ Billion 208.4 213.2 207.3 211.3 211.4 216.2 213.0 214.1 204.4 154.8 158.1 161.4 156.5 159.2 158.6 161.0 157.8 157.8 43.5 44.9 43.8 45.0 45.0 46.7 46.3 46.7 42.8 6.8 6.8 6.9 7.0 7.2 7.7 8.4 9.0 9.7 2Q19 3Q19 4Q19 1Q20 2Q20 3Q20 4Q20 1Q21 2Q21 Traditional + 34.6% (vs. 2Q20) PGBL + 3.8% (vs. 2Q20) VGBL -0.8% (vs. 2Q20) 33

Our business

Services | Investments

Itaú

Main products

Funds | Fixed Income | Pension Plan | Variable Income | ETF | Real Estate Fund | Treasury Direct | COE | Savings

Investment Open Platform
Third-party products offered

Funds	Fixed income[2]
Fixed Income	CDB
Multimarket	LCA
Equity	LCI
Pension Plan	

Zero-fee products:

Variable Income	Pension Plan	Fixed Income	Itaú Asset Management ETFs	Real Estate Fund	Treasury Direct
Zero custody fee for shares and BDRs of Itaú Corretora	Zero initial and final contribution fees	Zero custody fee for third party FI via Itaú Corretora	Zero brokerage and custody fee on digital channels	Zero brokerage and custody fee on digital channels	Zero custody fee - Itaú Corretora

Itaú Asset Management

The largest private asset manager in Brazil:

R$780 billion[1]
assets under management

+ 60 years
in investment management

12 times
best fund manager by "Guia de Fundos FGV"

Responsible investments

We incorporate ESG issues into our investment process.

PRI

(1) Source: ANBIMA (Brazilian Financial and Capital Markets Association) – June - 2021. Considers Itaú Unibanco and Intrag. (2) CDB - Time Desposits. LCA - Rural Credit Bills. LCI - Real Estate Credit Bills

34

Our business
Services | Investments

Itaú

Asset management

the most complete product shelf on the market

Investments
Jun-21 vs Mar-21, in R$ billion

	open platform	own products	total
Jun-21	335	1,690	R$2 trillion
	^ 2.7%	^ 1.0%	^ 1.3%

Itaú Asset Management

Expansion of product distribution via 21 platforms

Focus on growth in absolute return products through multi-desk

Fund of Funds (FoF)

~ R$273 Bn AuM largest FoF in Brazil

CAGR 24% p.a. 2017 to Jun/21

155 Managers in Brazil

+ than 1,400 funds under management

Transformation in the investment journey

ion Itaú

Personal assistance or digital service - digital experience

New investments app

- available to all our clients
- The best digital investment experience
- Investment aggregator (Itaú and Market)
- Integrated with the broker

A new advisory model

- **Transparency:** the client knows how the specialist's remuneration works
- Offices across the country
  new investment advisory with more than 100 offices and more than 1,500 specialists until 2022
- **Complete service**
  all products in one place
- **Sophistication and expertise in recommending**
  simulations, projections and research

What is to come:

short term
- Transactional journey for fixed income
- MVP advisory

medium term
- *Tesouro Direto*
- Account opening

35

Our business

Services | Wholesale Banking

Itaú Empresas

Middle

Annual revenues from R$30 mn to R$500 mn

"Focused on clients with the best ratings, with 92% of the credits being rated B3 or better, and with operations in diversified services, such as Cash Management, Foreign Exchange, Investment Banking and Funding."

Itaú BBA

Corporate Banking

Annual revenues over R$500 mn

"We offer a broad portfolio of banking products and services, ranging from" cash management "to structured transactions and deals in the Capital Market.

We serve around 4,100 large business groups (includes Agrobusiness) in addition to serving more than 194 financial institutions."

Itaú BBA

Agrobusiness

Large and Regional (medium size + producers)

"We serve more than 2,300 customers in the integrated agribusiness chain, from plants to rural producers, with an emphasis on Targeted products and Foreign Currency, in a portfolio of more than R$30 billion."

Itaú BBA

LatAm

Presence in all banking segments in Latin America.

Itaú

Markets, Products & Planning

Treasury operations for the conglomerate.

Itaú BBA

Investment Banking

Leadership position and client recognition

Fixed income

We engaged in local operations with debentures, promissory notes and securitization, which totaled R$ 13.7 bn in 2021, and were ranked first in the ANBIMA (Brazilian Financial and Capital Markets Association) ranking.

Equities

We entered into 21 transactions (including Block Trade) in South America in 2Q21, which totaled R$ 9.2 bn, and were ranked first in the Dealogic ranking.

Mergers and Acquisitions

In 2Q21, we provided financial advisory services on 11 transactions in Brazil, totaling R$ 7.6 bn and we were ranked second in the Dealogic ranking.

Project Finance

In 2Q21, we served as advisor and/or creditor of approximately R$10.9 bn in financing to 24 different infrastructure projects in different sectors.

Ranking	2Q21	2020	2019
M&A[1]	2nd	1st	1st
Local ECM[1]	1st	1st	1st
Local DCM[2]	1st	1st	1st
International DCM[1]	3rd	2nd	3rd
Derivatives Total[3]	1st	1st	1st

(1) Source Dealogic; (2) Source ANBIMA – Brazilian Financial and Capital Markets Association. Information from Jun-21; (3) Source: Cetip. Information from Jun-21.

36

Our business

Services | Small and medium companies

Itaú

SME operation has doubled in size in the last four years

this happened due to a **deep transformation of the operation**

credit portfolio
R$ billion


+ 2x
60
133
market leaders in Brazil
Jun-17
Jun-21

:D with a sustainable and customer-centric model that raised the level of satisfaction


2018
2019
2020

+ 28 points*

NPS > 65
in small and medium sized companies

*between Aug-18 (start of the NPS measure) and Dec-2020

and the transformation continues...

beyond banking

ecosystem of partnerships to meet all customer needs

Itaú MeuNegócio

first deliverable

tool to support business management (ERP system) in partnership with omie

2025 ambition

+50% clients
+70% earnings

37

Services Ourbusiness | Agribusiness relevant expansion in credit portfolio balance in R$ billion agribusiness 24.0% 49.1 39.6 Agribusiness GDP has + 2x doubled in 10 years, 2.0 representing 27% of Jun-20 Jun-21 Brazil’s GDP in 2020 0.8 main developments and challenges In R$ trillion • socio-environmental analysis in agribusiness operations 2010 2020 geographic • expansion of the commercial team and coverage • evolution of the service model> specialization # clients 463 2,400 • development of new products and structures creation of the 2.400 • scalability of operations by rural producers agribusiness 2019 2021 target • we will partner with meat producers to implement supplier segment traceability and support agroforestry chain sets the stage for a # employees 34 300 strong growth agenda 2.400 total rural in the coming years NPS 75 agro 80 producers 2019 2021 target 38

Our business

Services | Coordinating ESG Issuances for our clients

Itaú

Issues of ESG bonds coordinated by Itaú Unibanco

Outstanding operation in 2020

Offshore market

In the first 6 months of 2021, Itaú BBA coordinated seven ESG transactions of Brazilian companies in the offshore market

Sustainability-linked bonds
- USD 500mm for Klabin
- USD 500mm for Movida
- USD 1,000mm for Natura
- USD 400mm for Iochpe

Sustainability bonds (green + social)
- USD 500mm for Itaú Unibanco
- USD 750mm for Amaggi
- USD 500mm in Green Bonds to Banco BTG

USD 4.15 billion of ESG bonds coordinated by Itaú BBA in the offshore market

Local market

In the first 6 months of 2021, Itaú BBA coordinated fourteen ESG transactions of Brazilian companies in the domestic capital market

Sustainability-linked debentures
- Votorantim Cimentos (R$ 450mm)
- Allonda (R$ 270mm)
- Rumo (R$ 1,500mm)
- Via Varejo (R$ 1,000mm)
- TIM (R$ 1,600mm)

Social debentures
- Gyra+ (R$ 120mm)

Green CRI
- Origo (R$ 82mm)

Green CRA
- M Dias Branco (R$ 811mm)
- Solinftec (R$ 137mm)

Green debentures
- E1 (R$ 150mm)
- CTEEP (R$ 673mm)
- Ibemapar (R$ 70mm)
- Taesa (R$ 750mm)
- São Martinho (R$ 500mm)

More than R$ 8.11 billion of ESG transactions coordinated by Itaú BBA in the Brazilian domestic capital market

39

Our business

Services | Wholesale Banking

Itaú PrivateBank
Itaú Asset Management

WMS
Large range of customized **wealth management** and **investments solutions**

Securities Services

Local Custody: we ended June with R$1,463.1 billion under custody (+4.2% from the volume under custody in the same period of 2020).

International Custody: we ended June with R$170.0 billion under custody (+50.6% from the volume under custody in the same period of 2020).

Corporate Solutions: we are leaders in the bookkeeping of shares, providing services to 219 companies listed on B3, representing 58.9% of the total market, and in the bookkeeping of debentures, we work as a bookkeeper for 367 (27.3%) issuances.

Private Banking

A full global wealth management platform with leadership position in Brazil.
We have been recognized by the world's top international Private Banking market publications:

Private Banker International
Outstanding Global Private Bank - Latin America, 2020

The Banker
Best Private Bank in Brazil, 2020

R$ billion

Evolution of Assets Under Administration[1]

Investment product management for the conglomerate and a full range of investment options to Retail Banking.


883
946
1,025
1,107
1,176
1,363
1,299
1,387
1,446
Jun-17
Dec-17
Jun-18
Dec-18
Jun-19
Dec-19
Jun-20
Dec-20
Jun-21

(1) Includes only Brazil (ex-Latam).

40

Services Ourbusiness | Wholesale Banking Asset Management Kinea It is an independent platform of management of differentiated investments. With R$57.2 billion in assets as of June 2021, it operates in the segments of Multi-Markets, Real Estate, Pension Plan and Private Equity, Stock and Infrastructure. Asset Management In June 2021, we reached R$779.8¹ billion in assets under management. Over 60 years in investment management and 12 times best fund manager by “Guiade FundosFGV”. Itaú Asset Management (IAM) integrates ESG issuesin the investment process: Timeline ofIAM responsible investment practices White paper on responsible investment in the Proprietary modelto White paperonthe days of COVID-19 and launch of the funds: Signatory to Launching ofAMEC White paperon incorporate ESG issues incorporation ofESG -Itaú Momento ESG Actions; Stewardship Code/ responsible investment intothe analysis of intothe analysis of -Esg International Portfolio; Latin America through theSDGslenses 2008 funding 2010 fixed income corporate 2014 securities 2016 2018 -Itaú Index ESG Water; -Itaú Index ESG Clean Energy. 2020 2009 2013 2015 2017 2019 ESG issues White paperonthe Internal studyabout Carbon footprint Incorporation ofESG issues incorporated into incorporation ofESG ESG issuesand calculator for funds intothe analysis ofmore theProxy Voting issuesintothe analysis sovereign bonds than95% ofassetsunder policy of funding management (AuM) ofIAM (1) Source: ANBIMA (Brazilian Financial and Capital Markets Association) –June 2021. Considers Itaú Unibanco and Intrag. 41

Our business

Services | ESG at Itaú Asset Management[1]

Itaú

Itaú Asset Management (IAM)

As asset managers, we are responsible for understanding the risks and opportunities involved in the business.

Integrating ESG issues into business valuation


Environmental dimensions
Water, energy and materials
Biodiversity and land use
Waste, effluents emissions
Climate change
Company
Social dimensions
Relationship with employees
Relationship with suppliers
Relationship with communities
Relationship with clients
Governance dimensions
Board independence and quality
Corporate Governance

99.84% of Assets under Management covered by ESG criteria

ESG product offering

"Momento ESG" Fund
Equity with active management.

ETF ISUS11
Equity that replicates the ISE-B3 portfolio.

ETF GOVE11
Equity that replicates the "Índice de Governança Corporativa Trade - B3" portfolio

Lauched Dec-20 ESG product offering

Itaú Index ESG Água
Variable income fund - water business related.

Itaú Index ESG Energia Limpa
Variable income fund - renewable sources energy related.

Carteira ESG Internacional
Itaú Asset's international assets - ESG investment trends

(1) Data base: Dec-20.

42

Our business

XP Inc shareholding

May 2017	We announced our **intention** to acquire XP Inc.'s control in stages
Aug 2018	We communicated our **commitment** to BACEN to no longer acquire the control
Nov 2020	We announced the intention to spin off our equity interest in XP Inc at **XPart**
Dec 2020	We sold **4.5%** of the capital of XP Inc.
Jan 2021	Extraordinary General Meeting approved the spin off
May 2021	Favorable FED approval upon which XPart is formally created
Jul 2021	Central Bank of Brazil approved the XPart spin-off
In 2022	**We will acquire[1] 11.38% of XP Inc. equity interest**

Itaú Unibanco's shareholders will be entitled to equity interest in XPart in the same number, type and proportion of the shares they hold in Itaú Unibanco itself.

XP expressed its interest in merging XPart

The shares issued by Itaú Unibanco, as well as the American Depositary Receipts (ADRs) will continue to be traded including the right to receive securities issued by XPart or securities issued by XP (considering that XP expressed its interest in merging XPart) until the cut-off date (date of ex-right), should the said merger be approved by the stockholders of XP and XPart at the General Stockholders' Meetings of these companies

Once merger is approved by XP and XPart's the shareholders at the General Shareholders' Meetings of these companies at a date to be defined, the cut-off date mentioned above is planned to be after the closing of the trading session at the date of XPart and XP General Stockholders' Meetings

(1) After required regulatory approvals.

43

Corporate governance

Corporate governance

History of our Governance

We believe that a sound and meritocracy-based governance, guided towards long-term value creation, adds value to our business, facilitates access to capital and contributes to business continuity.


Itaú
1995
Stock Option Plan
1999
Inclusion in the Dow Jones Sustainability Index
2001
Level I of Corporate Governance of B3
Election of Independent Board Members
2004
Audit Committee
Creation of Dividend reinvestment program
2006
Certification under section 404 of Sarbanes-Oxley Act
Internal Regulation of the Board of Directors
2007
Voluntary adherence to Abrasca's Manual for Material Information Control and Disclosure
2000
Corporate Code of Ethics
Independent Fiscal Council
2002
Disclosure and Trading Committee
Level II ADR Program
Tag Along
1996
APIMECs meetings and Roadshows
2005
Nominating and Compensation Committee
Inclusion in the Corporate Sustainability Index
2008
Corporate Governance Policy
2008
Itaú
Merger
UNIBANCO
2005
Trading Committee and Policy
Inclusion in the Corporate Sustainability Index
1999
APIMECs meetings
Inclusion in the Dow Jones Sustainability Index
2002
Disclosure Committee and Policy
2007
Certification under section 404 of Sarbanes-Oxley Act
2003
Election of Independent Members
1997
Level III ADR
2001
Stock Option Plan
Level I of Corporate Governance of B3
2018
Inclusion in the bylaws of the obligation that the majority of the members of the Board of Directors must be non-executive members and at least one third must be independent members.
2017
Policy for Nomination of Executives: minimum 30% of independent members in C.A.
Inclusion in the Bloomberg Equality Index
2013
Related Party Committee
2015
Inclusion in the Sustainability Vigeo EIRIS Index – Emerging 70
New Management Structure of Itaú Unibanco Holding
2010
Partners and Associates Program
2012
Digital Assembly
2009
Strategy Committee
Risk and Capital Management Committee
Nomination and Corporate Governance Committee
Personnel Committee
2011
Voluntary adherence to the Abrasca's Code of Self-regulation and Best practices of Publicly-Held Companies
Remuneration Committee

Highlights

2018

- XP Investimentos (XP)

CADE's approval of the acquisition of a minority interest, reaffirming the independence of management – Itaú Unibanco acquired 49.9% of the capital, with 30.1% of the common shares.

2019

- The creation of the Social Responsibility Committee

Approved on January 31, 2019.

2020

- Disclosure of the Management Members' Compensation Policy.

2021

- First 100% Digital Assembly
- Another woman elected to compose the Board of Directors
- Approval of spin off stake in XP

45

Our Corporate governance governance structure Egydio de Moreira Souza Family control, with Salles Aranha long-term vision Free Float family family ON PN ON PN 100% 36.73% 81.87% 63.27% 18.13% Cia. E. Johnston 66.36% 33.64% de Participações ON PN 50.00% 0% 33.47% Itaú Unibanco Highly diversified 66.53% participações Free Float* (IUPAR) shareholder base ON PN ON PN ON PN Non-voting shares (PN) 39.21% 0.004% 51.71% 0% 7.77% 99.62% 4.8 billion of shares 19.88% 26.22% 53.05% Traded onB3 74% 47% Brazilians 53% Foreigners 26% Traded onNYSE Itaú Unibanco Holding S.A. Note: ON = Common Shares; PN = Non-voting Shares; (*) Excluding shares held by majority owners and treasury shares. 46

Corporate governance

Pillars of our Governance

Itaú

decisions made on a collective basis

management aligned with meritocracy-based culture

Focus on performance and value creation

- **IUPAR**
- **Itaú Unibanco Holding S.A.**
- **Shareholders' General Meeting** (Fiscal Council)
- **Board of Directors** (Committees)
- **Executive Committee**
- **Disclosure and Trading Committee**

Family control ensuring long-term strategic vision
- Alignment among shareholders
- Defines group's vision, mission and values
- Assesses significant mergers and acquisitions
- Nominates executives to the Board of Directors
- Evaluation of performance and admission of family members
- Discusses and approves long-term strategies

Focus on decision-making, resolving upon high impact topics for the company's destiny

Responsible for value creation by means of strategic definition

Professional management with the implementation of strategy and day-to-day management

47

Corporate governance

Board of Directors

Our Board of Directors consists of professionals with exceptional knowledge and expertise in different areas of expertise, some of the key differentials of our management.

Main duties

- Defining and monitoring the strategy;
- Assessing mergers and acquisitions;
- Monitoring the Executive Committee performance;
- Appointing officers (meritocracy);
- Approving the budget;
- Defining and supervising risk appetite and policies for capital use;
- Defining and monitoring incentive and compensation models and establishing goals;
- Supervising the technology strategy;
- Defining meritocracy policies;
- Supervising the business operation.

The evaluation process of the Board of Directors is carried out by a third-party. Each director evaluates themselves, the other directors and of the organ as a collegiate.

2 Co-chairmen

Pedro Moreira Salles 2 4 6 7
Roberto Egydio Setubal 5 6 8

1 Vice-president

Ricardo Villela Marino 6

9 Members, being 5 Independent members

Alfredo Egydio Setubal 2 4 7
Ana Lúcia de Mattos Barretto Villela 2 4 7
Candido Botelho Bracher 5 7 8
João Moreira Salles 6 8
Fábio Colleti Barbosa 2 3 4 6 7
Maria Helena dos Santos Fernandes de Santana 3
Marco Ambrogio Crespi Bonomi 4 5
Pedro Luiz Bodin de Moraes 3 5
Frederico Trajano Inácio Rodrigues

Board of Directors Committees

1. Audit Committee
2. Personnel Committee
3. Related Parties Committee
4. Nomination and Corporate Governance Committee
5. Risk and Capital Management
6. Strategy Committee
7. Social Responsibility Committee
8. Compensation Committee

48

Corporate governance

Board of Directors Committees

Our committees report directly to the Board of Directors.

8 committees

The Board of Directors is responsible for electing the members of the committees for one-year terms of office.

They must have proven knowledge in the respective areas of work and technical qualification compatible with their duties.

since 2004
Audit
100% of the members are independent
60 meetings in the year

Ensures the integrity of the financial statements; complies with legal and regulatory requirements; and ensures the efficiency of internal controls and risk management since 2011
Compensation
100% of the members are non-executive
5 meetings in the year

Promotes discussions on incentive and compensation models; develops compensation policies for management members and employees; and establishes goals since 2009
Personnel
100% of the members are non-executive
4 meetings in the year

Establishes policies for attracting and retaining talented professionals; proposes guidelines for recruiting and training employees; and presents long-term incentive programs and monitors the culture of meritocracy since 2009
Strategy
100% of the members are non-executive
5 meetings in the year

Proposes budgetary guidelines; provides inputs for decision-making processes; recommends strategic guidelines and opportunities for investments internationalization and new business areas creation since 2019
Social Responsibility
100% of the members are non-executive
4 meetings in the year

Defines strategies to strengthen our social responsibility; monitors the performance and defines the allocation process of the Rouanet Law since 2013
Related Parties
100% of the members are independent
12 meetings in the year

Manages transactions between related parties; and ensures equality and transparency for these transactions since 2009
Risk and Capital Management
100% of the members are non-executive
12 meetings in the year

Supports the Board of Directors; establishes the risk appetite; evaluates the cost of capital and the minimum return expected; allocates capital; oversees risk management and control; improves risk culture and complies with regulatory requirements since 2009
Nomination and Corporate Governance
100% of the members are non-executive
3 meetings in the year

Periodically reviews the criteria for nomination and succession; provides methodological support for the assessment of the Board of Directors and Chief Executive Officer; nominates members of the Board of Directors and Senior Vice Presidents (*Diretores Gerais*); and analyzes potential conflicts of interests

Strategic committees

since 2018
LATAM Strategy Council

Assesses the outlooks for the world economy; adopts internationally accepted trends, codes and standards; and provides guidelines for the Board of Directors to analyze opportunities since 2017
Digital Advisory Board

Proposes technological developments; assesses client's experience; and follows world trends



49

Executive Corporate governance Committee Since the beginning of 2021, this group has the mission to lead the bank’s operations and transformation, in line with the priority fronts of customer satisfaction, efficiency, digitalization and focus on growth. even closer to Milton Maluhy Filho the business CEO areas Composition of the executive committee and responsibilities simplifying the Business Support Alexandre Zancani Flávio Souza—Presidente ofItaú BBA Alexsandro Broedel—CFO operation and Auto loans, mortgage, “consorcio”, Commercial bank, CIB, ECM and DCM, Finance and investor relations, real estate management model credit for individuals and recovery, research and wholesale credit assets and procurement among others André Sapoznik Pedro Lorenzini Leila Melo Treasury, asset products and Legal, ombudsman, institutional Payments, operations, service client desks, macroeconomics communication, sustainability and allowing more and marketing and operations in South America government relations autonomy and speed André Rodrigues Ricardo Guerra Matias Granata—CRO Retail banking, digital channels, UX, Technology Market, credit and operational risks, capital in decision making insurance and SME finance management, corporate security, compliance and AML Carlos Constantini Sergio Fajerman Wealth Management & Services (WMS) People 50

Corporate governance

Partners Program

Itaú

Aiming at aligning the interests of our officers and employees with those of our shareholders, we maintain a partnership program, focused on management members and employees with outstanding performance.

Long-term incentives

The program offers to participants the opportunity to invest in our non-voting shares (ITUB4), receiving a return also in shares, **sharing short, medium and long-term risks.**

Net variable compensation → ITUB4 → The investment must be retained for:

Partner	50% 3 years	50% 5 years
Managing Partner	30% 3 years	70% 5 years

Managing Partners and Partners receive a return on the investment in the program (matching)

grant year — year 1 — year 2 — year 3 — year 4 — year 5 (Available for sale)

Year 3: (Delivery of 30% of the matching for Managing Partner and 50% to Partner)

Year 5: (Delivery of the remaining amount)

Shares received will remain unavailable for sale for five-year term for each investment in shares, counted from the date of each investment

Managing Partner

Eight-year term of office
Eligible to successive reappointments
Possibility to invest 50% to 100% of net variable compensation

Partner

Four-year term of office
Eligible to successive reappointments
Possibility to invest 35% to 70% of net variable compensation

The partners program **may also consider other instruments derived from shares,** as opposed to actual shares.

The share price considered at the grant and delivery dates is **calculated on the seventh business day before of each event,** considering the average closing price in the 30 days prior to the calculation.

Any partners and associates shares not yet received will also be **subject to reduction proportional** to a possible reduction in the realized recurring managerial result of the Issuer or of the applicable business area.

51

Corporate governance

Our shares

Our capital stock is comprised of 9.8 billion common shares (ITUB3) and non-voting shares (ITUB4). Non-voting shares are also traded as depositary receipts (ADR - ITUB) on the NYSE (New York Stock Exchange).

Characteristics of our shares

	ITUB3	ITUB4	ITUB
Stock Exchange	[B]³ Brasil Bolsa Balcão	[B]³ Brasil Bolsa Balcão	NYSE
Price[2]	R$26.74	R$29.80	US$6.01
Voting right	✓		
Priority dividends[3]		✓	✓
Additional payout[4]	✓	✓	✓
Tag Along[5]	80%	80%	80%

Appreciation of R$ 100 invested

on the date before the announcement of the merger (10/31/08) to 06/30/21


ITUB4 - with dividend reinvestment
Bank basket with dividend reinvestment¹
IBOVESPA Index
Dollar
CDI
100
537
467
340
297
236
Oct-08
Oct-10
Oct-12
Oct-14
Oct-16
Oct-18
Jun-21

Source: Economatica

(1) Simple average of the three largest Brazilian banks ex Itaú Unibanco; (2) Closing price as of June 30, 2021. Source: Economatica. (3) The non-voting shares will have the right to the priority minimum annual dividend (R$0.022 per share). (4) Additional payments may be made in dividends or interest on capital. ADR holders will be paid by the Custodian Bank, which will be responsible for paying the holders in an average time 10 days as from the payment in Brazil. (5) Mechanism for protecting minority shareholders in the event of a change in the Company's shareholding control.

52

Capital andrisk management

Capital and risk management

Our principles of risk management

The Board of Directors is our main capital management body, responsible for approving our institutional capital management policy and the guidelines involving the institution's level of capitalization.

Capital adequacy

Through our internal capital adequacy assessment process (ICAAP), we evaluate our capital adequacy for addressing risks, represented by our regulatory capital for credit, market and operating risks, and the capital required for covering other risks.

To ensure our solidness and the availability of capital to support the growth of our business, our Referential Equity remains above the minimum levels required by the Central Bank.

We adopt a forward-looking approach when managing our capital, using the following pillars:

- identification of the material risks and the evaluation of additional capital
- preparation of the capital plan, in situations of both normality and stress
- internal capital adequacy assessment
- structuring of the capital contingency and recovery plans
- preparation of managerial and regulatory reports

Main indicators ascertained based on the Prudential Conglomerate on base date June 30, 2021

Basel Ratio	Referential Equity	Dividends and IOC in 2Q21
14.9%	R$157 billion	R$1,754 million (net of taxes)

54

Basel Capital and risk IIImanagement and Capital structure Our current ratio Basel III requirement 14.9% 1.4% Tier II 2.0% Total Capital (10.25%—12.75%) Additional Tier I Capital (AT1) 1.6% 1.5 % TierI (8.25%—10.75%) CET 1 (6.75%—9.25%) Countercyclical² 0 – 2.5% ACP¹ Systemic³ 1.0 % Conservation 4 1.625% 11.9% Common Equity Tier I 4.5% Jun -21 (1) ACP = Additional Principal Capital. (2) Countercyclical ACP: defined by each Central Bank. BACEN and currently set at 0%.(3) Systemic ACP: Requirement required for systemically important banks at domestic (D-SIBs) or global (G-SIBs). For Itaú Unibanco, this requirement is 1.0% . (4) Regulatory change implemented: conservation ACP from 2.5% to 1.25% from April 2020 to March 2021. AsofApril / 21, the conservation ACP will gradually increase, remaining again at 2.5% in April / 22. (CMN Resolution 4,783). 55

Capital Capital and risk management cost management We are continually striving to manage our capital allocation efficiently through an appropriate capital cost. The Board of Directors, then, Board of Directors deliberates on and approves the changes or the ratification of the cost of own capital When the monitoring indicators of the CoE exceed the monitoring range, the committee evaluates the indicators and decides whether to . Directors propose a revision of the capital cost to the Board of Monitoring is based on in-house models, market data and evaluations of the cost of the bank’s capital and that of the market. Risk and Capital The cost of own capital is monitored monthly by Management a committee that reports to the Board of Directors. Committee 56

Capital and risk management

How are we structured for managing risks?

A classical model with three lines of defense: the business areas bear primary responsibility for risk management, followed by the risks area and, lastly, the audit area subordinated to the Board of Directors.

Capital and Risk Management Committee
Pedro Bodin[1]

Monthly Monitoring of Risk Management

Board of Directors
Pedro Moreira Salles
Roberto Egydio Setubal

Audit Committee
Gustavo Loyola[1]

Discussion of metrics and the outcome of Risk Appetite, as well as the main risk topics

Internal Audit
Paulo Miron

3rd line of defense

Independent review of the activities in which the institution is engaged

Itaú Unibanco Holding
Milton Maluhy

André Rodrigues
- Retail banking, digital channels, UX, insurance and SME finance

Alexandre Zancani
- Auto loans, mortgage, "consorcio", credit for individuals and recovery, among others

Carlos Constantini
- Wealth Management & Services (WMS)

Flavio Souza
President of Itaú BBA
- Commercial bank, CIB, ECM and DCM, research and wholesale credit

Pedro Lorenzini
- Treasury, asset products and client desks, macroeconomics and operations in South America

André Sapoznik
- Payments, operations, service and marketing

1st line of defense

Manages the risks these generate, with responsibility for identifying, assessing, controlling and reporting

Alexsandro Broedel
(CFO)
- Finance and investor relations, real estate assets and procurement

Matias Granata
(CRO)
- Market, credit and operational risks, capital management, corporate security, compliance and AML

Sergio Fajerman
- People

Leila Mello
- Legal, ombudsman, institutional communication, sustainability and government relations

Ricardo Guerra
- Technology

2nd line of defense

Ensures that the risks are managed and sustained on the principles of risk management:
- Risk Appetite
- Policies
- Procedures
- Dissemination of the risk culture in the business

(1) Independent member.

57

Capital and risk management

How do we establish our risk appetite?

Risk appetite defines the nature and level of the risks acceptable to our organization, delimiting the conditions in which our management will strive to maximize the creation of value.

The policy is drawn up and approved by the Board of Directors

Declaration by the BD: "We are a universal bank operating mainly in Latin America. With the support of our risk culture, we operate to strict standards of ethics and regulatory compliance in the search for high-level results and growth with low volatility, through long-standing relationships with our clients, correct pricing of risks, diversified sources of funding and proper use of capital."

It is monitored, discussed and reported on a regular basis to the executive levels, the Board of Directors and the Audit Committee

Where is Risk Appetite inserted?


Risk Appetite
Global Limits
Specific Limits
Competencies and Policies
Board of Directors
Executive Level

5 dimensions that underpin our risk management structure

	Capitalization	Liquidity	Credit, Market and Business	Operational risk	Reputation
	stipulates that we must have enough capital to protect us from a stress event without adjusting our capital structure.	stipulates that our liquidity should weather long periods of stress.	establish concentration limits, foster the diversification of revenues in the search to ensure low volatility in our results and the sustainability of our business.	is centered on controlling operational risk events that could have an adverse impact on our strategy.	deals with risks that could impact our brand value and reputation.
Examples of metrics	▪ Capital ratios in normal and stress situations ▪ ratings on debt issues	▪ LCR ▪ NSFR	▪ greatest credit risks ▪ highest exposures ▪ concentration by sectors, countries and segments ▪ market risk concentration	▪ operational risk events and losses incurred ▪ information technology	▪ suitability indicators ▪ media exposure ▪ follow-up on client complaints ▪ regulatory compliance

58

Capital and risk management

Our risk management principles

Risk appetite consists of a 4-layer structure: principles of risk management, declaration by the Board of Directors, magnitude of the risk and metrics, and coordinates the set of guidelines on the assumption of risks.

The principles of risk management define the fundamentals of risk management and risk appetite based on 6 pillars, providing guidance on how the employees of Itaú Unibanco Holding work and take decisions.

Sustainability and customer satisfaction

we want to be the leading bank in sustainable performance and in customer satisfaction. We strive to create **shared value** for our employees, clients, shareholders and society, ensuring the perpetuity of our business.

Risk Culture

our risk culture extends beyond policies, procedures and processes, strengthens the individual and collective responsibility of all employees, so that they do the right thing at the right time and in the correct manner, respecting **the ethical way of doing business**.

Pricing of risk

we operate with and assume business risks we know and understand, avoiding risks we are not familiar with or in which there is no competitive advantage, carefully evaluating the **risk-return ratio**.

Diversification

we have a low appetite for volatility in our results, which is why we operate with a diversified base of clients, products and businesses, striving to **diversify the risks** to which we are exposed and prioritizing lower risk business.

Operational excellence

we want to be an agile bank with a robust and stable infrastructure, to provide a **high-quality service**.

Ethics and respect for regulations

For us, **ethics are non-negotiable**. We foster a proper institutional environment, instructing our employees to cultivate ethics in relationships and business and to abide by the rules, thereby defending our reputation.

59

Capital andrisk Market management Risk and Liquidity Management Solid management of liquidity and market risk Average VaR¹ in the quarter Liquidity Coverage Ratio(LCR) Net Stable Funding Ratio(NSFR) 431.0 376.0 350.2 341.0 126.0% 125.0% 122.5% 123.6% 122.7% 169.5% 167.2% 179.1% 180.9% 2Q18 2Q19 2Q20 2Q21 Jun-18 Jun-19 Jun-20 Jun-21 Jun-20 Sep-20 Dec-20 Mar-21 Jun-21 (1)VAR=ValueatRisk. 60

Capital and risk management

Corporate Security Mindset

Itaú

Constant concern about risks
Benchmark with the market with an expanded view of risk and vulnerability testing throughout the perimeter.

Market leadership
Dialogue and vision of trends with the main stakeholders and regulatory bodies in the category.

Sustainable and Efficient Solutions
Automation of cyber security with the use of Analytics, guided by the main frameworks of Information Security.

customer centricity_

- Security with usability
- Employees' experience
- Simplicity
- Digital bank

Integration with Business and Technology
Presence with the IT and Business teams in the risk assessment of new products and services.

Security Governance
Effectiveness and adequacy of our controls based on clear and objective policies.

Security as a Strategy
Preparation for the future with Research & Development of controls and technologies.

pillars

protect by design

- Secure development
- Secure infrastructure architecture
- *Data observability*

process discipline

- 24X7 Operations Center
- Prevention, detection and response to threats
- Constant blue team x red team exercises
- Frequent and controlled pen testing

human capital

- Attraction, training and retention program
- Continuous search for international benchmarking
- Integration with the business
- SI certified team

61

Information Capital andrisk management Security Our processes guarantee the necessary care and focus to protect our environment vulnerability management and technological infrastructure to face the adherence to security standards in a constant evolution of cyber threats technological environment application of corporate principles and internal and external intrusion tests and scans guidelines for the protection of information in the environment, in order to reduce the risks of and intellectual property attacks, image, exposure and information leakage and architecture of solutions and products with administration of security tools with a certified and the highest degree of security together with Projects Operations specialized team in the most diverse technologies the business and technology areas Governance maintaining the safety of current products , monitoring and handling all types of attacks allowing for safe and efficient expansion and security incidents 62

E&S RiskCapital and risk management Management Our E&S management guidelines are based on institutional issues and cover the most significant risks of our operation through specific procedures. We identify, measure, mitigate and monitor the risks of Excluded Activities Policy social and environmental character in joint action by the Risk areas, Sustainability and Compliance, taking into account the principles of relevance and proportionality in business analysis Specific criteria must be met to keep on client and supplier relationships. Excluded activities that are understood to go Materiality Proportionality against our values are: Risk exposure Complexity • Use of compulsory labor; • Use of child labor in disagreement with legislation; and • E&S impact • Financial volume • Exploitation of prostitution, including child • Client segment • Product/Structure prostitution. • Supplier spending • Term In 2020 we approved a strategy that will result in the gradual reduction, by 2025, of Itaú’s credit exposure to clients whose activities are related to tobacco, such as agricultural producers that exclusively grow this crop, and cigarette manufacturers. 63

Capital and riskCredit management approval criteria The Environmental and Social Risk Policy determines the environmental and social criteria that must be observed for the grantand renewal of credit to clients and for contracting and monitoring products. Corporations and Agricultural Producers Sensitive Industries We apply an environmental and social assessment methodology that distinguishes the environmental and social risk profile of clients within the same industry : • Mining For the purpose of helping decision -making on credit, clients Steel and iron and • metallurgy from the corporate segment have an environmental and social • Oil and gas risk rating that directly affect our risk rating models and, • Textile therefore, the pricing of their operations. • Pulp and paper For clients that operate in the industries that are part of our list • Chemical and petrochemical • Agribusiness –Agricultural Producers of Sensitive Industries , the risk rating is the result of the • Agribusiness –Meatpacking plants application of an individualized ESG analysis methodology. • Agribusiness –Pesticides and fertilizers Specifically for Agricultural Producers the, analysis • Wood methodology includes the cross-referencing of public • Electric energy deforestation databases and georeferenced reports on their • Real estate land.     There are specific, approval rules for credit such as the restriction to some credit lines and approval by higher authority levels for: • Arms industry • Tobacco industry/Agribusiness—Tobacco 64

Capital and riskCredit management approval criteria The Environmental and Social Risk Policy determines the environmental and social criteria that must be observed for the grantand renewal of credit to clients and for contracting and monitoring products. Real Estate Guarantees Specific Products and Operations Approval authorities: The existence of environmental and social New products, as well as the structuring of In accordance with our Environmental and Social liabilities, including contamination, is specific operations, including those related to Policy for Corporate Credit, the technical assessed prior to the establishment of urban projects, are subject to an environmental and departments assess and classify the and rural real estate guarantees. In some social risk assessment before their operation environmental and social risk according to its cases, these liabilities are taken into and/or contracting. This assessment may potential impact: high, medium and low. consideration for the purpose of appraising include an Action Plan that will be monitored Project finance: the guarantee and the replacement of the with the client over the term of the financing. real estate property may be requested. We observe criteria defined according to the type of operation/project based on the Environmental and Social Risk Policy or the Equator Principles. 65

Financial highlights

quarter highlights 2Q21 vs. 1Q21 change recurring credit managerial portfolio Brazil credit payroll mortgage for card loans individuals results R$699.0 Bn 6.7% 5.5% 12.8% 4.6% R$6.5 Bn 2.3% margin with 90 daysNPL commissions efficiency clients individuals and insurance ratio Brazil Brazil recurring R$16.8 Bn 3.6% R$11.3 Bn 42.2% 3.9% 0.3 p.p. 2.7% 1.0 p.p. managerial ROE digital acquisition clients 7.8 million 18.9% total clientsin June2021 0.4 p.p. + 4.7 milion + than2.6 million in 2Q21 new clientsin 2Q21 + 27% vs1Q21 90% non-account holders 67 secured loans credit portfolio origination in 2Q21 mortgage for auto loans for In R$ billions individuals ¹ individuals and jun-21 mar-21 Ä jun-20 Ä companies individuals 279.7 261.3 7.0% 228.8 22.2% R$12.3 bn R$8.2 bn credit card loans 88.3 82.8 6.7% 72.9 21.2% 14.7% 24.2% personal loans 36.0 35.6 1.2% 37.3 -3.3% 2Q21 vs. 1Q21 2Q21 vs. 1Q21 payroll loans 59.1 56.1 5.5% 50.4 17.3% 262.7% 154.5% auto loans 25.8 24.4 5.7% 19.5 32.3% 2Q21 vs. 2Q20 2Q21 vs. 2Q20 mortgage 70.5 62.4 12.8% 48.8 44.4% global NPS very small, small and middle market loans 132.6 128.3 3.4% 107.4 23.4% 37 points Global NPS +7 in 2Q21 78 points individuals + SMEs loans 412.3 389.6 5.8% 336.2 22.6% +10 in 2021 transactional NPS corporate loans 286.7 279.0 2.8% 259.2 10.6% 51points credit operations 179.5 185.6 -3.3% 175.4 2.4% +16 in 2Q21 corporate securities 107.2 93.4 14.7% 83.9 27.8% personal loans total Brazil 699.0 668.6 4.6% 595.5 17.4% average balance Jun/21 Jun/21 Latin America 210.0 237.8 -11.7% 215.9 -2.7% vs. Mar/21 vs. Jun/20 total with financial guarantees and corporate securities 909.1 906.4 0.3% 811.3 12.0% personalizedcredit - 6.9%—3.4% total (ex-foreign exchange rate variation) 909.1 865.7 5.0% 799.0 13.8% overdraft + 3.4%—19.2% unsecured loans + 15.6% + 1.2% (1) Source: Abecip, June-21. 68 financial margin with clients financial margin with clients risk-adjusted financial margin with clients annualized average margin—consolidated annualized average margin—Brazil 10.2% 8.4% 9.0% 8.6% 7.5% 7.3% 7.3% 7.4% 8.5% 8.6% 5.4% 5.3% 6.2% 6.2% 5.9% 4.3% 4.4% 4.5% 5.2% 5.4% 2Q20 3Q20 4Q20 1Q21 2Q21 2Q20 3Q20 4Q20 1Q21 2Q21 change in the financial margin with clients In R$ billions R$0.6 Bn (+3.9%) 16.2 15.1 0.4 0.1 0.1 0.1 15.7 1.12 16.8 (1.07) (0.2) 1Q21 1Q21 1Q21 average volume product mix2 higher volume of spreads 3 Latin America 2Q21 2Q21 2Q21 working capital 1 spread -sensitive calendar days and others 4 spread -sensitive working capital 1 and others operations operations and others (1) Includes capital allocated to business areas (except treasury), in addition to the corporation’s working capital, (2) Change in the composition of assets with credit risk between periods in Brazil, (3) includes liabilities’ financial margin; (4) Others considers structured wholesale operations. 69 financial margin with the market


in R$ billion
1-year moving average
Brazil[1]
Latin America[2]
1.3
1.4
1.4
1.3
1.2
1.2
1.3
1.7
1.8
1.6
1.5
1.3
0.8
1.3
1.4
1.6
2.5
2.0
1.1
1.0
0.7
0.4
0.7
1.1
1.1
1.5
1.5
0.5
0.4
0.6
0.4
0.6
0.3
0.5
1.0
0.5
2T19
3T19
4T19
1T20
2T20
3T20
4T20
1T21
2T21

(1) Includes units abroad ex-Latin America; (2) Excludes Brasil.

70

commissions and insurance investment banking ranking³ In R$ billions record number of operations in the 1H21 2Q21 1Q21 Ä 2Q20 Ä credit and debit cards 3.1 2.9 6.0% 2.5 21.9% 1stplace card issuance 2.4 2.3 7.2% 2.0 22.5% ECM acquiring 0.6 0.6 1.8% 0.5 19.7% R$15.4 billion current account services 1.8 1.8 -0.8% 1.8 -2.2% of38 volume operations issued in in 1H21 asset management¹ 1.4 1.3 5.9% 1.3 9.1% advisory services and brokerage 1.4 1.2 12.3% 0.8 77.9% st 1 place credit operations and guarantees provided 0.7 0.6 8.4% 0.5 32.2% M&A collection services 0.5 0.5 3.1% 0.4 15.9% R$145.4 billion other 0.4 0.4 -0.8% 0.3 18.6% 23in volume operations traded in 1H21 in Latin America (ex-Brazil) 0.8 0.8 -4.0% 0.7 9.0% commissions and fees 10.0 9.6 4.4% 8.4 18.9% st 1 place result from insurance operations² 1.3 1.5 -8.5% 1.5 -10.9% local fixed income commissions, fees and result from insurance 11.3 11.0 2.7% 9.9 14.4% R$13.7 billion in 1H21in volume distributed (1) Includes fund management fees and “consórcio” management fees, (2) Result from insurance includes the revenues from insurance, pension plan and premium bonds operations net of retained claims and selling expenses, (3) Source: Dealogicand ANBIMA, June 2021. 71 credit quality costofcredit¹ coverageratio –NPL 90 dias (%) ratio between the annualized cost of credit and the loan portfolio² -(%) 1013% 920% 952% 922% 835% wholesale Brazil 519% 470% 443% 430% Latin America 341% 339% 320% 281% 298% 283% 7.8 6.3 6.0 4.7 total 4.1 retail 253% 236% 230% 1,2 212% 224% Brazil 2Q20 3Q20 4Q20 1Q21 2Q21 Ju j n/ n-20 Sep- set/2 20 D dez/ ec-20 mar/ Mar-21 Ju j n/ n-21 15 -90 daysNPL -% 3.9% ³ 90 daysNPL -% 5.0% 4.3% 4.2% 3.0% 2.8% 3.9% 3.6% 2.4% 2.6% 2.4% 3.2% 2.0% 2.0% 2.7% 2.7% 1.9% 2.0% 2.5% 2.7% 2.6% 2.7% 2.5% 2.6% 1.9% 1.9% 1.8% 1.9% ³ 2.2% 2.3% 2.0% 2.0% 2.3% 1.7% 1.8% 1.7% 2.3% 1.7% 1.7% 1.8% 1.6% 1.4% 1.4% 1.0% 1.5% 1.1% 1.4% 1.2% 1.3% 1.4% 0.9% 0.8% 0.7% 0.6% 0.5% 0.7% 0.5% 0.4% 0.4% 0.3% Jun-20 Sep-20 Dec-20 Mar-21 Jun-21 Jun-20 Sep-20 Dec-20 Mar-21 Jun-21 individuals Brazil total very small, small and middle market companies Latin America corporate (1) Provision for Loan Losses + Recovery of Loans + Impairment + Discounts Granted, (2) Average loan portfolio balance with financial guarantees provided and corporate securities considers the last two quarters ; (3) excluding specific operation, the NPL 15-90 days in Latin America would be 1.7% and 1.9% in the consolidated. 72 non -interest expenses efficiency ratio In R$ billions 46.5% 46.3% 45.4% 2Q21 1Q21 Ä 1H21 1H20 Ä 44.5% personnel (5.0) (4.9) 1.6% (9.9) (9.2) 7.4% 44.7% 44.7% administrative (3.9) (4.0) -2.7% (7.9) (8.0) -2.1% 43.8% inflation 42.7% other(1) (1.7) (1.5) 10.3% (3.2) (3.5) -9.7% (IPCA) total—Brazil (10.5) (10.4) 1.2% (21.0) (20.8) 0.8% 1H18 1H19 1H20 1H21 8.3% Latin America (ex-Brazil) (2) (2.0) (2.0) -0.7% (4.0) (3.4) 19.9% consolidated Brazil non-interest expenses (12.6) (12.4) 0.9% (25.0) (24.2) 3.5% change, highlighting investments 1H21 vs. 1H20 R$0.4 Bn (24.2) 3.4 (0.2) 0.8 (25.0) (0.4) (21.5) (0.4) (4.0) (20.8) (21.0) 1H20 Latin 1H20 investment in investment in Brazil with efficiency transactional 1H21 Latin 1H21 America Brazil technology business investments program Brazil America (1) Includes operating expenses, provision expenses and other tax expenses (Includes IPTU, IPVA, IOF and others. Does not include PIS, Cofinsand ISS), (2) 1H21 Does not consider overhead allocation. 73 capital 13.0% + 0.0% + 0.4% + 0.2% - 0.1% 13.5% 1.7% 1.6% 11.3% 11.9% Mar -21 XP inc. net income in prudential additional Jun-21 tierI capital partialspin-off the quarter adjustments¹ tierI TierI capital common equity Tier I (CET I) additional tierI (AT1) (1) mainlytaxcredits. 74 we have reached pre-crisis performance levels In R$ billion, except when indicated 1H21 1H19 operating revenues credit portfolio and fees growth associated with the recovery of economic activity and 60.7 57.7 a strong performance of capital markets non-interest expenses (25.0) (24.8) effective cost reduction of 12.4%in Brazil in the period efficiency ratio efficiency as a permanent strategic pillar 44.5% 46.3% income before taxes 22.3 21.0 ...with growth potential 75 guidance 2021

	consolidated		Brazil[1]	
	previous	reviewed	previous	reviewed
total credit portfolio[2]	growing between 5.5% to 9.5%	growing between 8.5% to 11.5%	growing between 8.5% to 12.5%	growing between 12.5% to 15.5%
financial margin with clients	growing between 2.5% to 6.5%	maintained	growing between 3.0% to 7.0%	maintained
financial margin with the market	range from R$4.9 bn to R$6.4 bn	range from R$6.5 bn to R$8.0 bn	range from R$3.3 bn to R$4.8 bn	range from R$3.9 bn to R$5.4 bn
cost of credit[3]	range from R$21.3 bn to R$24.3 bn	range from R$19.0 bn to R$22.0 bn	range from R$19.0 bn to R$22.0 bn	range from R$17.0 bn to R$20.0 bn
commissions and fees and results from insurance operations[4]	growing between 2.5% to 6.5%	maintained	growing between 2.5% to 6.5%	maintained
non-interest expenses	range from -2.0% to 2.0%	maintained	range from -2.0% to 2.0%	maintained
effective tax rate	range from 34.5% to 36.5%	maintained	range from 34.0% to 36.0%	maintained

(1) Includes units abroad ex-Latin America; (2) Includes financial guarantees provided and corporate securities; (3) Composed of result from loan losses, impairment and discounts granted; (4) commissions and fees (+) income from insurance, pension plan and premium bonds operations (-) expenses for claims (-) insurance, pension plan and premium bonds selling expenses.

76

Additional information

Corporate profile Additional information

Additional A History Information of Successful Strategic Deals¹ Acquisition of the remaining 50% of: Uruguay Retail-Brazil NACIONAL Acquisition of the Banco Itaú BMG Consignado Casa minority interest Moreira of: Salles Acquisition of a 1924 minority interest Unibanco in: 1995 -1998 2000 -2003 2004 -2007 Merger 2008 2009 -2020 1943 Itaú Foundation of Banco Itaú Alliance with: BEG Banco del BuenAyre (1) Includes mergers, acquisitions, joint-ventures and partnerships. 79

Capital and risk management Additional information

Capital AdditionalInformation Ratios (BIS) | Prudential Conglomerate ¹ In R$ millions, end of period 2Q21 1Q21 Core Capital 124,964 121,025 Tier I (Core Capital + Additional Capital) 141,674 139,552 Referential Equity (Tier I and Tier II) 156,561 155,280 Total Risk-weighted Exposure (RWA) 1,048,628 1,072,193 Credit Risk-weighted Assets (RWACPAD) 941,021 963,403 Operational Risk-weighted Assets (RWAOPAD) 82,026 82,026 Market Risk-weighted Assets (RWAMINT) 25,581 26,764 Core Capital Ratio 11.9% 11.3% Tier I Ratio 13.5% 13.0% BIS (Referential Equity / Total Risk-weighted 14.9% 14.5% Exposure) (1) Includes financial institutions, consortium managers, payment institutions, companies that acquire operations or directlyorindirectly assume credit risk and investment funds in which the conglomerate substantially retains risks and benefits. 81

Additional Information
Ratings

Itaú Unibanco Holding SA

		Long-term	Short-term
Moody's	Senior Unsecured MTN (Foreign)	(P)Ba3	-
	Foreign Currency	-	NP
	Local Currency	Ba3	NP
	National Scale	AAA.br (Stable)	-
	Subordinate MTN (Foreign)	(P)B1	-
Standard & Poor's	Foreign Currency	BB- (Stable)	B
	Local Currency	BB- (Stable)	B
	National Scale	brAAA (Stable)	brA-1+
Fitch	Foreign Currency	BB (Negative)	B
	Local Currency	BB (Negative)	B
	National Scale	AAA(bra) (Stable)	F1+(bra)
	Subordinate debt	B	-

82

Financial Highlights Additional information

Additional Information

Balance Sheet – Assets and Liabilities

R$ million

Assets	2Q21	1Q21	Δ	2Q20	Δ
Current and Long-term Assets	**2,039,237**	**2,087,728**	**-2.3%**	**2,039,147**	**0.0%**
Cash	39,837	39,369	1.2%	85,428	-53.4%
Interbank Investments	218,463	252,251	-13.4%	316,297	-30.9%
Securities	657,745	659,818	-0.3%	562,160	17.0%
Derivative Financial Instruments	70,738	74,775	-5.4%	83,828	-15.6%
Interbank and Interbranch Accounts	152,396	137,576	10.8%	127,087	19.9%
Loan, Lease and Other Loan Operations	676,749	687,447	-1.6%	609,192	11.1%
Other Assets	223,309	236,492	-5.6%	255,155	-12.5%
Permanent Assets	**26,507**	**37,089**	**-28.5%**	**35,975**	**-26.3%**
Total Assets	**2,065,744**	**2,124,817**	**-2.8%**	**2,075,122**	**-0.5%**

Liabilities	2Q21	1Q21	Δ	2Q20	Δ
Current and Long-Term Liabilities	**1,915,895**	**1,969,123**	**-2.7%**	**1,934,181**	**-0.9%**
Deposits	793,501	821,379	-3.4%	727,196	9.1%
Deposits Received under Securities Repurchase Agreements	250,190	261,774	-4.4%	316,954	-21.1%
Fund from Acceptances and Issue of Securities	127,625	140,351	-9.1%	145,140	-12.1%
Interbank and Interbranch Accounts	74,251	61,613	20.5%	51,945	42.9%
Borrowings and Onlendings	85,777	88,393	-3.0%	95,184	-9.9%
Technical Provisions for Insurance	65,701	73,615	-10.8%	89,137	-26.3%
Provisions	17,160	17,137	0.1%	16,365	4.9%
Allowance for Financial Guarantees Provided	742	802	-7.5%	981	-24.4%
Bonds	221,664	220,441	0.6%	218,386	1.5%
Other Liabilities	279,284	283,619	-1.5%	272,892	2.3%
Deferred Income	**3,207**	**3,346**	**-4.2%**	**3,123**	**2.7%**
Minority Interest in Subsidiaries	**10,617**	**11,979**	**-11.4%**	**11,461**	**-7.4%**
Stockholders' Equity	**136,025**	**140,369**	**-3.1%**	**126,357**	**7.7%**
Total Liabilities and Equity	**2,065,744**	**2,124,817**	**-2.8%**	**2,075,122**	**-0.5%**

84

Credit¹ Additional Information Origination | Brazil Base 100 = 2Q18 Total Credit² – Brazil Credit²—Individuals 11% 69% 13% 32% 175 197 158 155 128 149 100 114 116 100 2Q18 2Q19 2Q20 1Q21 2Q21 2Q18 2Q19 2Q20 1Q21 2Q21 Credit² – Very Small, Small and Middle Market Credit² – Corporate 16% -15% 29% -5% 171 193 147 173 163 140 133 129 100 100 2Q18 2Q19 2Q20 1Q21 2Q21 2Q18 2Q19 2Q20 1Q21 2Q21 Note: Does not consider origination of Credit Card, Overdraft, Debt Renegotiation and other revolving credits. (1) Average origination per working day in the period, except for private securities issuance. (2) Does not include private securities issuance. 85

LoanAdditionalInformation Portfolio Mix Change ¹ (%) R$ billion Consolidated jun/21 6 3. 17.1 17.4 12.2 4.9 9.7 8.2 26.9 jun/21 23.4 23.8 4.9 16.7 6.7 13.3 11.2 jun/20 27.8 22.3 4.3 16.0 8.0 10.7 11.0 Brazil 2 jun/19 24.6 19.8 4.3 19.9 8.0 11.0 12.3 jun/18 28.3 18.4 4.0 18.2 7.5 11.1 12.5 jun/17 32.7 16.3 4.0 16.1 7.2 10.9 12.8 Corporate Very Small, Small and Middle Market Vehicles Credit Card Personal Loans Latin America 3 Mortgage Loans Payroll Loans (1) Does not include financial guarantees provided; (2) Includes units abroad ex-Latin America; (3) Excludes Brazil. 86

Credit AdditionalInformation Portfolio by Currency ¹ R$ billion Jun-21 274.6 527.3 801.9 Mar-21 309.6 503.4 812.9 Dec-20 286.1 493.3 779.5 Sep-20 301.7 458.7 760.3 Jun-20 300.4 427.0 727.5 Mar-20 284.8 425.2 710.0 Dec-19 232.8 417.0 649.7 Sep-19 240.0 401.7 641.7 Jun-19 228.3 389.3 617.6 Foreign Currency Local Currency (1) Total with financial guarantees provided. 87

Additional Information

Funding

- Loan Portfolio mainly funded by domestic client funding
- Diversified funding base

In R$ millions, end of period	2Q21	1Q21	Δ	2Q20	Δ
Funding from Clients (A)	**859,263**	**891,298**	**-3.6%**	**806,755**	**6.5%**
Demand Deposits	136,318	141,657	-3.8%	118,787	14.8%
Savings Deposits	184,228	183,265	0.5%	163,755	12.5%
Time Deposits	469,647	491,630	-4.5%	439,797	6.8%
Debentures (Linked to Repurchase Agreements and Third Parties' Operations)	474	1,187	-60.1%	3,392	-86.0%
Funds from Bills[1] and Structured Operations Certificates	68,596	73,559	-6.7%	81,024	-15.3%
Other Funding (B)	**182,486**	**197,765**	**-7.7%**	**202,827**	**-10.0%**
Onlending	10,578	10,803	-2.1%	11,694	-9.6%
Borrowings	75,199	77,590	-3.1%	83,490	-9.9%
Securities Obligations Abroad	59,030	66,793	-11.6%	64,116	-7.9%
Other[2]	37,680	42,580	-11.5%	43,526	-13.4%
Portfolio Managed and Investment Funds[3] (C)	**1,478,407**	**1,444,898**	**2.3%**	**1,331,135**	**11.1%**
Total (A) + (B) + (C)	**2,520,156**	**2,533,961**	**-0.5%**	**2,340,717**	**7.7%**

(1) Includes funds from Real Estate, Mortgage, Financial, Credit and Similar Notes. (2) Includes installments of subordinated debt that are not included in the Tier II Referential Equity. (3) Includes Certificates of Banks Deposits (CDB), Certificates of Agribusiness Receivables (CRA), Certificates of Real Estate Receivables (CRI), Debentures, Agricultural Credit Bonds (LCA) and Real Estate Credit Bonds (LCI).

88

Additional Funding Information Ratio between Loan Portfolio and Funding % Funding (Maturity Breakdown) In days 75.6% 76.8% 76.7% 77.5% 80.7% 65.1% 66.3% 66.5% 67.8% 69.5% R$ billion 181-365 1,069 1,089 1,010 1,039 1,042 31-180 6.5% Over to365 927 952 870 897 897 8.7% 711 738 724 39.6% 657 689 45.2% 0-30 Jun-20 Sep-20 Dec-20 Mar-21 Jun-21 Portfolio / Funding fromclientsandother funding Portfolio / Funding fromclientsandother funding net of reserve andcash Loan portfolio Loan portfolio Funding fromclientsandother funding Funding fromclientsandother funding net of reserve required by BACEN andCash 89

Additional Information

2Q21 Results

In R$ billions	1Q21	4Q20	Δ	1Q20	Δ	1H21	1H20	Δ
operating revenues	30.6	30.0	2.0%	28.0	9.3%	60.7	57.2	6.0%
managerial financial margin	18.8	18.6	0.8%	17.8	5.7%	37.4	35.6	5.2%
financial margin with clients	16.8	16.2	3.9%	16.5	2.0%	33.0	33.5	-1.6%
financial margin with the market	2.0	2.5	-19.1%	1.3	52.3%	4.5	2.1	115.3%
commissions and fees	10.0	9.6	4.4%	8.4	18.9%	19.6	17.9	9.2%
revenues from insurance	1.8	1.8	0.9%	1.8	0.4%	3.7	3.7	-1.4%
cost of credit	(4.7)	(4.1)	14.1%	(7.8)	-39.6%	(8.8)	(17.9)	-50.7%
provision from loan losses	(4.8)	(4.4)	9.0%	(7.6)	-36.1%	(9.3)	(18.0)	-48.4%
impairment	(0.0)	0.0	-116.8%	(0.2)	-95.9%	0.0	(0.3)	-114.0%
discounts granted	(0.6)	(0.4)	42.4%	(0.8)	-22.4%	(1.0)	(1.0)	-2.4%
recovery of loans written off as losses	0.7	0.7	6.9%	0.7	-0.8%	1.4	1.4	1.0%
retained claims	(0.5)	(0.4)	39.6%	(0.3)	54.9%	(0.9)	(0.7)	31.2%
other operating expenses	(14.4)	(14.2)	1.5%	(13.8)	5.0%	(28.7)	(27.5)	4.3%
non-interest expenses	(12.6)	(12.4)	0.9%	(12.1)	3.7%	(25.0)	(24.2)	3.5%
tax expenses and other	(1.9)	(1.8)	5.7%	(1.6)	14.8%	(3.7)	(3.3)	9.9%
income before tax and minority interests	11.0	11.3	-3.0%	6.2	78.2%	22.3	11.2	99.2%
income tax and social contribution	(4.0)	(4.4)	-9.4%	(1.9)	109.0%	(8.4)	(2.9)	190.7%
minority interests in subsidiaries	(0.5)	(0.5)	-13.7%	(0.1)	670.3%	(1.0)	(0.2)	379.2%
recurring managerial result	6.5	6.4	2.3%	4.2	55.6%	12.9	8.1	59.4%

90

Additional Information

Business Model

The allocation of principal capital (Common Equity Tier 1) in the bank's business is made at 12%, according to our risk appetite.

Em R$ bilhões	1st Half 2021					1st Half 2020					1H21 vs. 1H20				
	Total	Credit	Trading	Insurance & services	Excess capital	Total	Credit	Trading	Insurance & services	Excess capital	Total	Credit	Trading	Insurance & services	Excess capital
Operating revenues	60.7	32.4	1.4	26.8	0.1	57.2	31.9	0.6	24.7	0.1	3.4	0.5	0.8	2.1	(0.0)
Managerial financial margin	37.4	26.1	1.4	9.8	0.1	35.6	26.2	0.6	8.7	0.1	1.8	(0.1)	0.8	1.1	(0.0)
Commissions and fees	19.6	6.2	0.0	13.3	-	17.9	5.6	0.0	12.3	-	1.6	0.6	0.0	1.1	-
Revenues from insurance [1]	3.7	-	-	3.7	-	3.7	-	-	3.7	-	(0.1)	-	-	(0.1)	-
Cost of credit	(8.8)	(8.8)	-	-	-	(17.9)	(17.9)	-	-	-	9.1	9.1	-	-	-
Retained claims	(0.9)	-	-	(0.9)	-	(0.7)	-	-	(0.7)	-	(0.2)	-	-	(0.2)	-
Non-interested expenses and other [2]	(29.7)	(14.7)	(0.4)	(14.6)	0.0	(27.7)	(13.8)	(0.2)	(13.8)	0.0	(2.0)	(1.0)	(0.2)	(0.8)	(0.0)
Recurring managerial result	12.9	5.3	0.6	7.0	0.0	8.1	1.0	0.2	7.0	(0.0)	4.8	4.3	0.4	0.0	0.1
Average regulatory capital	138.3	81.7	2.4	49.2	5.0	126.8	75.9	1.4	50.6	(1.1)	11.5	5.9	1.0	(1.4)	6.0
Value creation	4.4	0.3	0.4	3.9	(0.3)	0.4	(3.5)	0.2	3.6	0.0	4.0	3.8	0.2	0.3	(0.3)
Recurring managerial ROE	18.8%	12.9%	49.8%	28.5%	1.3%	13.1%	2.5%	27.3%	27.6%	4.7%	5.7 p.p.	10.4 p.p.	22.5 p.p.	0.9 p.p.	-3.4 p.p.

(1) Revenues from Insurance includes the Revenues from Insurance, Pension Plan and Premium Bonds Operations before Retained Claims and Selling Expenses. (2) Include Tax Expenses (ISS, PIS, COFINS and other), Insurance Selling Expenses and Minority Interests in Subsidiaries

91

Additional Information

Provision for Loan Losses and Cost of Credit

Itaú

Provision for Loan Losses by Segment

R$ million


4.1% 3.6% 3.7% 3.3% 3.4% 3.0% 2.9% 3.1% 3.2% 3.5% 4.2% 6.8% 4.7% 3.8% 3.2% 2.4% 2.6%
4,948 4,282 4,483 4,111 4,271 3,904 3,796 4,206 4,407 4,922 6,145 10,398 7,561 6,337 5,641 4,435 4,834
598 514 701 554 621 514 423 489 568 638 1,252 808 795 1,076 2,335 522 368
619 532 248 393 168 -298 -354 -304 -371 -177 412 2,441 1,845 99 -1,339 -306 427
3,732 3,236 3,534 3,165 3,482 3,688 3,726 4,021 4,210 4,461 4,481 7,149 4,922 5,162 4,645 4,219 4,039
2Q17 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 1Q19 2Q19 3Q19 4Q19 1Q20 2Q20 3Q20 4Q20 1Q21 2Q21
Retail Banking - Brazil
Wholesale Banking - Brazil
Latin America ex-Brazil
Provision for Loan Losses / Loan Portfolio (*) - Annualized

(*) Average balance of the loan portfolio, considering the last two quarters.

Cost of Credit

(Provision for Loan Losses + Recovery of Loans Written Off as Losses + Impairment + Discounts Granted)

R$ million


3.0% 2.7% 2.9% 2.5% 2.3% 2.0% 2.1% 2.3% 2.4% 2.6% 3.3% 5.3% 3.9% 3.0% 2.8% 1.9% 2.1%
4,474 3,990 4,257 3,788 3,601 3,263 3,415 3,804 4,044 4,495 5,811 10,087 7,770 6,319 6,033 4,111 4,692
2Q17 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 1Q19 2Q19 3Q19 4Q19 1Q20 2Q20 3Q20 4Q20 1Q21 2Q21
Cost of Credit
Cost of Credit / Total Risk (*) - Annualized

(*) Average balance of the loan portfolio with financial guarantees provided and corporate securities, considering the last two quarters.

Note: Includes the consolidation of Citibank as of 4Q17.

92

Additional Provision Information for Loan Losses and NPL Creation by Segment Retail Banking -Brazil 221% R$ billion 145% 153% 108% 104% 102% 91% 95% 95% 7.1 4.2 3.9 4.5 4.3 4.5 4.4 4.9 4.9 3.2 5.2 4.6 5.1 4.2 4.5 4.0 4.3 2.3 2Q19 3Q19 4Q19 1Q20 2Q20 3Q20 4Q20 1Q21 2Q21 Wholesale Banking -Brazil 3108% R$ billion 215% -87% -119% -89% 1.8 59% -95% 427% 2.4 1.1 0.1 0.2 0.3 0.4 0.1 0.4 0.1 0.4 -0.2 -0.4 -0.2 -0.5 -1.3 -0.3 -982% 0.0 2Q19 3Q19 4Q19 1Q20 2Q20 3Q20 4Q20 1Q21 2Q21 Latin America ex–Brazil R$ billion 316% 362% 367% 138% 75% 115% 66% 41% 153% 2.3 0.6 0.4 0.6 0.9 1.3 1.1 0.8 1.2 0.8 0.3 1.1 0.3 0.6 0.5 1.3 0.4 0.2 2Q19 3Q19 4Q19 1Q20 2Q20 3Q20 4Q20 1Q21 2Q21 Total R$ billion 143% 230% 226% 93% 93% 122% 99% 105% 73% 4.4 4.7 4.9 5.3 6.1 5.0 10.4 7.3 7.6 6.3 5.6 5.7 4.4 6.1 4.8 4.6 3.3 2.8 2Q19 3Q19 4Q19 1Q20 2Q20 3Q20 4Q20 1Q21 2Q21 Provision for Loan Losses NPL Creation Provision for Loan Losses / NPL Creation 93

Itaú Unibanco Holding S.A. 2Q21 Institutional Presentation SaoPaulo, Aug2nd, 2021